Exhibit 2.1

EXECUTION COPY

GOLD RESOURCE CORPORATION

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GOLD RESOURCE ACQUISITION SUB, INC.

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AQUILA RESOURCES INC.

ARRANGEMENT AGREEMENT

October 5, 2021

TABLE OF CONTENTS

Article 1 INTERPRETATION		5

Section 1.1	Definitions	5

Section 1.2	Currency	20

Section 1.3	Interpretation Not Affected by Headings	20

Section 1.4	Knowledge	20

Section 1.5	Extended Meanings, Etc.	20

Section 1.6	Date of any Action	20

Section 1.7	Schedules	20

Article 2 THE ARRANGEMENT		21

Section 2.1	The Arrangement	21

Section 2.2	Interim Order	21

Section 2.3	The Meeting	22

Section 2.4	Circular	23

Section 2.5	Final Order	25

Section 2.6	Court Proceedings	25

Section 2.7	Articles of Arrangement and Effective Date	26

Section 2.8	Payment of Consideration	26

Section 2.9	U.S. Securities Law Matters	26

Section 2.10	Withholding Taxes	27

Section 2.11	Parent Guarantee	28

Section 2.12	RSUs, DSUs and Options	28

Article 3 REPRESENTATIONS AND WARRANTIES		29

Section 3.1	Representations and Warranties of the Company	29

Section 3.2	Representations and Warranties of the Parent and the Purchaser	57

Section 3.3	Survival of Representations and Warranties	50

Article 4 COVENANTS		50

Section 4.1	Covenants of the Company Regarding the Conduct of Business	50

Section 4.2	Covenants of the Parent Regarding the Conduct of Business	57

Section 4.3	Access to Information	57

Section 4.4	Pre-Acquisition Reorganization	58

Section 4.5	Covenants of the Company Regarding the Arrangement	59

Schedule “A” - Form of Plan of Arrangement

Schedule “B” - Arrangement Resolution

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of October 5, 2021

AMONG

GOLD RESOURCE CORPORATION, a corporation incorporated under the laws of the State of Colorado (the “Parent”)

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GOLD RESOURCE ACQUISITION SUB, INC., a corporation incorporated under the laws of the State of Colorado (the “Purchaser”)

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AQUILA RESOURCES INC., a corporation incorporated under the laws of the Province of Ontario (the “Company”)

WHEREAS the Parent and the Company have entered into a binding letter agreement (the “Letter Agreement”) dated September 7, 2021 setting out certain key terms of a proposed acquisition by the Parent, directly or indirectly, of all the issued and outstanding common shares of the Company by way of a plan of arrangement under the OBCA;

AND WHEREAS pursuant to the Letter Agreement, the Company, the Parent and the Purchaser desire to enter into this Agreement;

AND WHEREAS the Purchaser is a wholly-owned indirect subsidiary of the Parent;

AND WHEREAS the Board of the Company, following the recommendation of the Special Committee, has determined that the Arrangement is fair to the Shareholders and that the Arrangement is in the best interests of the Company and has resolved, subject to the terms and conditions of this Agreement, to recommend that the Shareholders vote in favour of the Arrangement Resolution;

AND WHEREAS concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of the Parent and the Purchaser to enter into this Agreement, each of the Supporting Shareholders has entered into a Support Agreement pursuant to which, among other things and subject to the terms and conditions thereof, such Supporting Shareholder has agreed to vote its Common Shares in favour of the Arrangement Resolution;

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1               Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a third party other than the Parent and the Purchaser: (i) that is entered into in accordance with Article 5 hereof; (ii) that contains confidentiality restrictions that are no less favourable to the Company in the aggregate than those set out in the Confidentiality Agreement; and (iii) that contains customary standstill provisions, including a provision that only permits the third party, either alone or jointly with others, to make an Acquisition Proposal to the Board that is not publicly announced;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any person or group of persons after the date of this Agreement relating to: (i) any direct or indirect acquisition, take-over bid, exchange offer, treasury issuance of securities, sale of securities or other transaction by any person or group of persons of voting, equity or other securities of the Company or any of its Subsidiaries (or securities convertible into or exchangeable or exercisable for voting, equity or other securities) that, if consummated, would result in such person or group of persons owning 20% or more of the voting, equity or other securities of the Company or any of its Subsidiaries (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for voting, equity or other securities); (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, reorganization, recapitalization, winding up, liquidation, dissolution or other business combination in respect of the Company or any of its Subsidiaries; (iii) any direct or indirect acquisition (or any lease, license, royalty, joint venture, long-term supply agreement or other arrangement having a similar economic effect), whether in a single transaction or a series of related transactions, by any person or group of persons of any assets of the Company or any of its Subsidiaries that individually or in the aggregate constitute 20% or more of the consolidated book value of the assets of the Company and its Subsidiaries or 20% or more of the consolidated revenue of the Company and its Subsidiaries, in each case based on the financial statements of the Company most recently filed prior to such time as part of the Company Disclosure Record; or (iv) any other transaction or series of transactions involving the Company or any of its Subsidiaries having substantially the same result as any of the foregoing;

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act;

“Agreement” means this arrangement agreement (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

“Alternative Transaction” has the meaning ascribed thereto in Section 4.5(2);

“Arrangement” means an arrangement under the provisions of Section 182 of the OBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company, the Parent and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting substantially in the form set out in Schedule “B” hereto;

“Articles of Arrangement” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Back Forty Project” means the Company’s 100%-owned development-stage open pit and underground mining project delineating a gold-rich volcanogenic massive sulfide deposit located along the Penokean Volcanic Belt in Menominee County, Michigan, consisting of mineral rights, surface rights and all related exploration, development, mining, processing, tailings management, administrative, infrastructure and related and ancillary assets, equipment, inventory, Permits and approvals;

“Board” means the board of directors of the Company;

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2);

“Budget” means the Company’s budget for the period ending March 31, 2022, a copy of which is annexed to the Company Disclosure Letter;

“Business Day” means a day other than a Saturday, a Sunday or any day on which major banks are closed for business in Toronto, Ontario and Denver, Colorado;

“Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto, and information incorporated by reference) to be sent to the Shareholders in connection with the Meeting, including any amendments or supplements thereto in accordance with the terms of this Agreement;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Common Shares” means the common shares in the capital of the Company;

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company as at and for the years ended December 31, 2020 and December 31, 2019, including the notes thereto;

“Company Consultants” means the independent contractors, agents and consultants who provide services to the Company or any of its Subsidiaries, other than external legal counsel and auditors;

“Company Diligence Information” means the material contained in the virtual data room established by the Company or otherwise provided or made available to the Parent or Purchaser as of 5:00 p.m. on October 1, 2021;

“Company Disclosure Letter” means the confidential disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to the Parent and the Purchaser with this Agreement;

“Company Disclosure Record” means all documents filed by or on behalf of the Company on the System for Electronic Document Analysis Retrieval (SEDAR) maintained by the Canadian Securities Administrators since January 1, 2019 that are publicly available;

“Company Employees” means the officers and employees of the Company and its Subsidiaries;

“Company Financial Statements” means, collectively, the Company Annual Financial Statements and the Company Interim Financial Statements;

“Company Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Company as at and for the three and six months ended June 30, 2021 and June 30, 2020, including the notes thereto;

“Company MD&A” means the management discussion and analysis filed in conjunction with the Company Financial Statements and included in the Company Disclosure Record;

“Company Senior Management” means Guy Le Bel, Barry Hildred, Stephanie Malec, David Carew and David Anderson;

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder;

“Confidentiality Agreement” means the confidentiality agreement dated as of July 6, 2021 between the Company and the Parent;

“Consideration” means the consideration to be received by the Shareholders pursuant to the Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time;

“Consideration Shares” means the Parent Shares to be issued in exchange for Common Shares pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, joint venture, partnership, note or instrument (whether written or oral) to which a Party or any of its Subsidiaries is a party or by which the Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Covered Persons” has the meaning ascribed thereto in Section 8.9;

“Covid-19” means the novel coronavirus, which was declared a pandemic by the World Health Organization on March 12, 2020;

“D&O Indemnified Parties” has the meaning ascribed thereto in Section 4.9;

“Depositary” means TSX Trust Company, or any other depositary or trust company, bank or financial institution as the Parent and the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably;

“Director” means the director appointed under Section 278 of the OBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“DSUs” means deferred share units of the Company issued pursuant to, or governed by, the Equity Incentive Plan;

“Effective Date” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in Section 1.1 of the Plan of Arrangement;

“Employee Plans” means all benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, phantom stock, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former employees, officers or directors of the Company or any of its Subsidiaries, sponsored or funded by the Company or any of its Subsidiaries, under which the Company or any of its Subsidiaries has any liability, contingent or otherwise, other than benefit plans established pursuant to statute;

“Employment Agreements” means the employment agreements, consulting agreements and other agreements listed in the Company Disclosure Letter;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, wetlands, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including public health) and all sewer systems;

“Environmental Approvals” means all Permits, issued or required to be issued pursuant to any Environmental Law;

“Environmental Laws” means Laws aimed at or relating to reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of human health and safety; protection of wildlife, including endangered species; processing, distribution, use, handling, transport, management, treatment, storage, disposal or control of, or exposure to Hazardous Substances; Releases or threatened Releases of Hazardous Substances and all Environmental Approvals;

“Equity Incentive Plan” means the equity incentive plan of the Company effective May 23, 2017;

“Fairness Opinion” means the opinion of PI Financial Corp. that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Shareholders, under the Arrangement is fair, from a financial point of view, to the Shareholders;

“Final Order” means the final order of the Court approving the Arrangement under Section 182(5)(f) of the OBCA, in form and substance acceptable to the Company, the Parent and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Company, the Parent and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to the Company, the Parent and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Financial Advisors” means Scotia Capital Inc. and PI Financial Corp.;

“Governmental Authority” means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, the NYSE American or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“Hazardous Substances” means any substance, material or waste that is regulated, prohibited, listed, defined, designated or classified as hazardous, dangerous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court as contemplated by Section 2.2, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares issued pursuant to the Arrangement, in form and substance acceptable to the Company, the Parent and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Company, the Parent and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations promulgated thereunder;

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which a Party or any of its Subsidiaries directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of such Party, and any subsidiary of any such entity;

“Key Third Party Consents” means the authorizations, consents, waivers, approvals, replacements, renewals, agreements and amendments or modifications to agreements to be obtained, and filings to be made, set out in Section 3.1(d) of the Company Disclosure Letter;

“Laws” means all laws, statutes, treaties, conventions, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or policies, guidelines, protocols or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity, and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

“Letter Agreement” has the meaning ascribed thereto in the recitals;

“Liens” means any pledge, claim, lien, charge, option, encumbrance, easement, right of way, adverse interest, hypothec, action, mortgage, security interest, lease, sublease, right of first refusal, superficies, servitude, royalty, levy, payment out of production, streaming right, collateral securing the payment obligations of any person, voting trust or agreement, transfer restriction under any shareholder or similar agreement or consent right, in each case, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing or with any similar effect whatsoever;

“Litigation” has the meaning ascribed thereto in Section 4.1(1)(n);

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(e);

“Material Adverse Effect” means any fact, state of facts, change, effect, event, circumstance, occurrence or development that individually or in the aggregate with other such facts, state of facts, changes, effects, events, circumstances, occurrences or developments is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, liabilities (including any contingent liabilities) or financial condition of the Company and its Subsidiaries, on a consolidated basis, except any such fact, state of facts, change, effect, event, circumstance, occurrence or development resulting from:

(i)	any change or development generally affecting the mining industry;

(ii)	any change or development in political conditions globally or in any nation or subdivision thereof (including any act of terrorism or sabotage or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(iii)	any change, development or condition in or relating to general international, Canadian or United States political, economic, financial or capital market conditions;

(iv)	any adoption, proposal, implementation or change in applicable Law or IFRS, or any changes that result from any action taken for the purposes of complying with any of the foregoing;

(v)	any change affecting the gold or zinc industry as a whole, including changes in the market price of gold or zinc;

(vi)	any change, development or condition relating to currency exchange rates, interest rates or rates of inflation;

(vii)	any epidemic, pandemic, disease outbreak (including Covid-19), other health crisis or public health event including any worsening or re-occurrence thereof and any measures introduced by any Governmental Authority to address such epidemic, pandemic or other outbreak or public health event;

(viii)	the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated herein;

(ix)	a change in the market price or trading volume of the Common Shares, including as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby (provided, however, that the facts or circumstances underlying such change may be taken into account in determining whether a Material Adverse Effect has occurred), or as a result of any suspension of trading in the securities of listed issuers generally or on any securities exchange on which any securities of the Company trade;

(x)	any failure by the Company to meet any analysts’ estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, however, that the facts or circumstances underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(xi)	any action taken by the Company or its Subsidiaries that is expressly required by this Agreement; or

(xii)	any action taken (or omitted to be taken) by the Company or its Subsidiaries that is consented to by the Parent or the Purchaser or that the Parent or the Purchaser has requested in writing;

provided, however, that each of clauses (i) through (vii) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect the Company and its Subsidiaries in comparison to other comparable persons who operate in the industry in which the Company and its Subsidiaries operate, and provided further that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means any Contract of the Company or any of its Subsidiaries: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money; (iii) under which indebtedness of the Company or any of its Subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or any of its Subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness; (iv) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company or any of its Subsidiaries; (v) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of US$100,000 over the remaining term; (vi) providing for the establishment, investment in, organization or formation of any Joint Venture, strategic relationship, limited liability company or partnership; (vii) other than the Support Agreements, any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or any of its Subsidiaries; (viii) that creates an exclusive dealing arrangement or right of first offer or refusal or similar rights or terms to any person; (ix) with a Governmental Authority; (x) providing for employment, severance or change in control payments; (xi) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds US$100,000; (xii) that limits or restricts (A) the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or (B) the scope of persons to whom the Company or any of its Subsidiaries may sell or acquire assets, products or deliver or obtain services; (xiii) any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of any of the Material Property; (xiv) any standstill or similar Contract currently restricting the ability of the Company or any of its Subsidiaries to offer to purchase or purchase the assets or equity securities of another person; (xv) that provides for indemnification by the Company or any of its Subsidiaries or the assumption of any Tax, environmental, or other liability of any person; (xvi) that is made out of the ordinary course of business; (xvii) (A) which is a mining concession, lease or claim in respect of the Material Property, or an earn-in, back-in, right of first offer or refusal in respect of the Material Property or (B) that is material to the Company and related to the operation of, or the exploitation, extraction, development or production of gold or zinc from, the Material Property; or (xvii) that is otherwise material to the Company or any of its Subsidiaries; and, for greater certainty, includes the Material Contracts listed in the Company Disclosure Letter;

“material fact” has the meaning attributed to such term under the Securities Act;

“Material Property” means, collectively, the real property interests, mineral rights and surface rights comprising the Back Forty Project which are held by the Company and its Subsidiaries, including Back Forty Joint Venture LLC;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Securities Authorities in the Provinces of Ontario and Quebec;

“Mining Leases” has the meaning ascribed thereto in Section 3.1(t)(i);

“Misrepresentation” has the meaning attributed to such term under the Securities Act;

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(n)(iii);

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NYSE American” means the NYSE American stock exchange;

“OBCA” means the Business Corporations Act (Ontario);

“OHSL” shall have the meaning ascribed thereto in Section 3.1(z);

“Optionholder” means a holder of Options;

“Options” means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan and/or the Equity Incentive Plan, as listed in the Company Disclosure Letter;

“ordinary course of business” or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

“Outside Date” means January 14, 2022 or such later date as may be agreed to in writing by the Parties;

“Parent Annual Financial Statements” means the audited consolidated financial statements of the Parent as at and for the years ended December 31, 2020 and December 31, 2019, including the notes thereto;

“Parent Disclosure Record” means all documents filed by or on behalf of the Parent on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) maintained by the SEC since January 1, 2019 that are publicly available;

“Parent Financial Statements” means, collectively, the Parent Annual Financial Statements and the Parent Interim Financial Statements;

“Parent Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of the Parent as at and for the three and six months ended June 30, 2021 and June 30, 2021, including the notes thereto;

“Parent Material Adverse Effect” means any fact, state of facts, change, effect, event, circumstance, occurrence or development that individually or in the aggregate with other such facts, state of facts, changes, effects, events, circumstances, occurrences or developments is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, liabilities (including any contingent liabilities), or financial condition of the Parent and its Subsidiaries, on a consolidated basis, except any such fact, state of facts, change, effect, event, circumstance, occurrence or development resulting from:

(i)	any change or development generally affecting the mining industry;

(ii)	any change or development in political conditions globally or in any nation or subdivision thereof (including any act of terrorism or sabotage or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(iii)	any change, development or condition in or relating to general international, Canadian or United States political, economic, financial or capital market conditions;

(iv)	any adoption, proposal, implementation or change in applicable Law or U.S. GAAP, or any changes that result from any action taken for the purposes of complying with any of the foregoing;

(v)	any change affecting the gold or zinc industry as a whole, including a change in the market price of gold or zinc;

(vi)	any change, development or condition relating to currency exchange rates, interest rates or rates of inflation;

(vii)	any epidemic, pandemic, disease outbreak (including Covid-19), other health crisis or public health event including any worsening or re-occurrence thereof and any measures introduced by any Governmental Authority to address such epidemic, pandemic or other outbreak or public health event;

(viii)	the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated herein;

(ix)	a change in the market price or trading volume of the Parent Shares, including as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby (provided, however, that the facts or circumstances underlying such change may be taken into account in determining whether a Parent Material Adverse Effect has occurred), or as a result of any suspension of trading in the securities of listed issuers generally or on any securities exchange on which any securities of the Parent trade;

(x)	any failure by the Parent to meet any analysts’ estimates or expectations of the Parent’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Parent or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, however, that the facts or circumstances underlying such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred);

(xi)	any action taken by the Parent or its Subsidiaries that is expressly required by this Agreement; or

(xii)	any action taken (or omitted to be taken) by the Parent or its Subsidiaries that is consented to by the Company or that the Company has requested in writing;

provided, however, that each of clauses (i) through (vii) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein disproportionately adversely affect the Parent and its Subsidiaries in comparison to other comparable persons who operate in the industry in which the Parent and its Subsidiaries operate, and provided further that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Parent Material Adverse Effect has occurred;

“Parent Shares” means the shares of common stock in the capital of the Parent;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permit” means any lease, license, permit, certificate, consent, decree, order, direction, grant, approval, classification, registration, agreement or other authorization of or from any Governmental Authority;

“Permitted Liens” means:

(a)	inchoate or statutory liens for Taxes not at the time overdue and inchoate or statutory liens for overdue Taxes the validity of which the Company or a Subsidiary is contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or Taxes;

(b)	statutory liens incurred or deposits made in the ordinary course of the business of the Company or a Subsidiary in connection with workers’ compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(c)	security given by the Company or a Subsidiary to a public utility when required in the ordinary course of business;

(d)	inchoate construction or repair or storage liens arising in the ordinary course of the business of the Company or a Subsidiary, a claim for which has not been filed or registered pursuant to Law or which notice in writing has not been given to the Company or a Subsidiary;

(e)	easements of record, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services; provided that there has been material compliance with the provisions thereof and that such easements, rights of way, reservations or rights do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use or operation of the Material Property as currently enjoyed, used, or operated and would not reasonably be expected to materially adversely impact the Company’s planned exploration, development or mining operations;

(f)	zoning bylaws, ordinances, or other similar restrictions of any Governmental Authority as to the use of real property;

(g)	all rights of expropriation of any federal, state or municipal authority or agency;

(h)	mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens (inchoate or otherwise) if, individually or in the aggregate: (i) they are not material; (ii) they arose or were incurred in the ordinary course of business in respect of obligations which are not overdue; and (iii) they have not been filed, recorded, or registered in accordance with applicable Laws; and

(i)	minor title defects or irregularities consisting of minor surveyor exceptions; provided, that such defects, irregularities, or exceptions do not, individually or in the aggregate, materially adversely affect or impair the quiet enjoyment, use, or operation of the Material Property as currently enjoyed, used, or operated, and would not reasonably be expected to materially adversely impact the Company’s planned exploration, development or mining operations;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule “A” hereto, as amended, modified or supplemented from time to time in accordance with Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company, the Parent and the Purchaser, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 4.4;

“Proceedings” has the meaning ascribed thereto in Section 3.1(p);

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Remedial Action” shall mean any investigation, feasibility study, impact study, risk analysis, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response, compensation measure or remedial work, in each case in connection with Environmental Approvals, Environmental Laws, or otherwise relating to the Environment;

“Representatives” means, in respect of a Party, any officer, director, employee, consultant, representative (including financial, legal or other advisor) or agent of the Party or any of its Subsidiaries;

“Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“RSUs” means restricted share units of the Company issued pursuant to, or governed by, the Equity Incentive Plan;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“Securities Authority” means any applicable securities regulatory authority, including the applicable securities commissions or securities regulatory authorities in each of the provinces and territories of Canada and the SEC;

“Securities Laws” means the Securities Act, the U.S. Exchange Act, the U.S. Securities Act and all other applicable securities Laws and applicable stock exchange rules and listing standards of the TSX, the NYSE American and any other relevant stock exchange;

“Securityholder” means, collectively, the Shareholders, the Optionholders, the holders of DSUs and the holders of RSUs;

“Shareholder” means a holder of Common Shares;

“Shareholder Approval” has the meaning ascribed thereto in Section 2.2(b);

“Special Committee” means the special committee of directors established by the Board in connection with the transactions contemplated by this Agreement;

“Stock Option Plan” means the stock option plan of the Company, as approved by Shareholders on May 28, 2006 and most recently re-approved and ratified by Shareholders on June 25, 2013;

“Subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party of the Company (other than the Parent and the Purchaser), made after the date of this Agreement, to acquire 100% of the outstanding Common Shares or all or substantially all of the assets of the Company on a consolidated basis that:

(a)	complies with Securities Laws in all material respects and did not result from or involve a breach of Article 5 of this Agreement, the Letter Agreement or any other agreement between the person making the Acquisition Proposal and the Company or any of its Subsidiaries;

(b)	the Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is (i) in the best interests of the Company; and (ii) is more favourable to the Shareholders from a financial point of view than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.4);

(c)	is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Common Shares or assets, as the case may be;

(d)	is not subject to any due diligence and/or access condition; and

(e)	the Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal;

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(c);

“Support Agreements” means the agreements to vote in favour of the Arrangement from certain Shareholders, including each of the Company’s directors and officers;

“Supporting Shareholders” means the persons who are party to the Support Agreements, other than the Parent and the Purchaser;

“Tax” or “Taxes” means (a) any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and governmental pension plan (including Canada Pension Plan) contributions, and other taxes, fees, imposts, assessments or charges of any kind whatsoever imposed by any Governmental Authority; (b) any interest, penalties, additional taxes, fines and other charges and additions imposed by any Governmental Authority on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

“Termination Fee” has the meaning ascribed thereto in Section 5.6(2);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.6(2);

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury under the Code;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. GAAP” means United States generally accepted accounting principles;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“wilful breach” by a Party means that, as applicable, a senior officer of the applicable Party (a) as to a representation or warranty herein, had actual knowledge that such representation or warranty made by the Party of which he or she served as a senior officer was materially false when made or (b) as to a covenant herein, directed or allowed the Party to take an action, fail to take an action or permit an action to be taken or occur that he or she knew at such time constituted a material breach of such covenant herein by such Party.

Section 1.2	Currency

Except where otherwise specified, all references to currency herein are to lawful money of Canada. References to “C$” are to Canadian dollars, and references to “US$” are to United States dollars.

Section 1.3	Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

Section 1.4	Knowledge

Any reference in this Agreement to the “knowledge” of the Company, means to the knowledge and information of the Company Senior Management after making due and diligent inquiry regarding the relevant matter. Any reference in this Agreement to the “knowledge” of the Parent or the Purchaser, means to the knowledge and information of Allen Palmiere, Kimberly Perry and Alberto Reyes after making due and diligent inquiry regarding the relevant matter.

Section 1.5	Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

Section 1.6	Date of any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

Section 1.7	Schedules

The following are the Schedules to this Agreement:

Schedule “A” - Form of Plan of Arrangement; and

Schedule “B” - Arrangement Resolution.

Article 2

THE ARRANGEMENT

Section 2.1	The Arrangement

The Company, the Parent and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event on or before October 29, 2021, the Company shall apply in a manner reasonably acceptable to the Parent and the Purchaser pursuant to Section 182 of the OBCA and, in cooperation with the Parent and the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval for the Arrangement Resolution shall be: (i) two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; and (ii) a simple majority of votes attached to Common Shares held by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding for this purpose the votes attached to Common Shares held or controlled by persons described in clauses (b) through (d) of Section 8.1(2) of MI 61-101 (the “Shareholder Approval”);

(c)	that, subject to the foregoing and in all other respects, the terms, restrictions and conditions of the Company’s articles and by-laws, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)	that the Parties intend to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, subject to and conditioned on the Court’s determination that the Arrangement is substantially and procedurally fair and reasonable to Shareholders;

(e)	for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Meeting may be adjourned or postponed from time to time by the Company with the consent of the Purchaser in accordance with the terms of this Agreement without the need for additional approval of the Court;

(h)	confirmation of the record date for the purposes of determining the Shareholders entitled to notice of and to vote at the Meeting in accordance with the Interim Order;

(i)	that the record date for the Securityholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponements of the Meeting, unless required by Law; and

(j)	for such other matters as the Purchaser, Parent or the Company (with the prior consent of the others) may reasonably require.

For greater certainty, in seeking the Interim Order, the Company shall advise the Court that it is the intention of the Parties to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Consideration Shares to be issued pursuant to the Arrangement based upon and conditioned on the Court’s approval of the Arrangement and its determination that the Arrangement is fair and reasonable to holders of Common Shares to whom such securities will be issued by the Parent pursuant to the Arrangement, following a hearing and after consideration of the substantive and procedural terms and conditions thereof.

Section 2.3	The Meeting

(1)	The Company shall:

(a)	convene and conduct the Meeting in accordance with the Interim Order, the Company’s articles and by-laws and Law as soon as reasonably possible, but in any event shall use its commercially reasonable efforts to do so on or before November 30, 2021, for the purpose of considering the Arrangement Resolution, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Parent and the Purchaser except as required or permitted under Section 2.3(1)(j) or Section 5.4(5), or as required for quorum purposes (in which case, the Meeting, shall be adjourned and not cancelled) or as required by applicable Law or by a Governmental Authority;

(b)	solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including if so requested by the Parent or the Purchaser and at the expense of the Parent and the Purchaser, using dealer and proxy solicitation services firms and cooperating with any persons engaged by the Parent or the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	provide the Parent and the Purchaser with copies of or access to information regarding the Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as requested from time to time by the Parent or the Purchaser;

(d)	permit the Parent or the Purchaser, on behalf of the management of the Company and at the expense of the Parent and the Purchaser, directly or through a soliciting dealer, to actively solicit proxies in favour of the Arrangement Resolution on behalf of management of the Company in compliance with Law and disclose in the Circular that the Parent and the Purchaser may make such solicitations;

(e)	consult with the Parent and the Purchaser in fixing the date of the Meeting and the record date of the Meeting, give notice to the Parent and the Purchaser of the Meeting and allow the representatives and legal counsel of the Parent and the Purchaser to attend the Meeting;

(f)	promptly advise the Parent and the Purchaser, at such times as the Parent or the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution, including the manner in which the applicable securities have been voted;

(g)	promptly advise the Parent and the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any person in opposition to the Arrangement, written notice of dissent and/or purported exercise or withdrawal of Dissent Rights, and provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such person and to participate in any discussions, negotiations or proceedings involving such person. The Company shall not make any payment, settle or compromise, or agree to make any payment, settle or compromise, any such claims or Dissent Rights without the prior written consent of the Purchaser and the Parent;

(h)	not change the record date for the Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law;

(i)	at the reasonable request of the Parent or the Purchaser from time to time, provide the Parent and the Purchaser with a list (in both written and electronic form) of (i) the registered Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all persons having rights issued by the Company to acquire Common Shares (including Optionholders, holders of RSUs and holders of DSUs), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Parent and the Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Parent or the Purchaser may reasonably request; and

(j)	if the Meeting is to be held during a Matching Period, at the request of the Parent or the Purchaser, adjourn or postpone the Meeting to a date specified by the Parent or the Purchaser that is not later than ten (10) Business Days after the date on which the Meeting was originally scheduled and in any event to a date that is not later than five (5) Business Days prior to the Outside Date.

Section 2.4	Circular

(1)	The Company shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Parent and the Purchaser and their legal counsel, the Circular together with any other documents required by applicable Law in connection with the Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Shareholder and other person as required by the Interim Order and applicable Law, in each case so as to permit the Meeting to be held by the date specified in Section 2.3(1).

(2)	The Company shall ensure that the Circular complies in all material respects with applicable Law, does not contain any Misrepresentation (other than, in each case, with respect to any written information provided by the Parent or the Purchaser and their representatives for inclusion in the Circular) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular must include: (i) a copy of the Fairness Opinion, (ii) a statement that the Special Committee has received the Fairness Opinion, and has, after receiving legal and financial advice, unanimously recommended that the Board approve the Arrangement Agreement and that the Shareholders vote in favour of the Arrangement Resolution, (iii) a statement that the Board has received the Fairness Opinion, and has unanimously determined, after receiving legal and financial advice and the recommendation of the Special Committee, that the Arrangement Resolution is in the best interests of the Company and unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); (iv) a statement that each Supporting Shareholder intends to vote all of such individual’s Common Shares in favour of the Arrangement Resolution and (v) disclosure sufficient to allow the Parent to rely upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder.

(3)	The Company shall give the Parent and the Purchaser and their legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by the Parent or the Purchaser and their legal counsel, and the Company agrees that all information relating solely to the Parent and the Purchaser and their respective Subsidiaries included in the Circular and any information describing the terms of the Arrangement and/ or the Plan of Arrangement must be in a form and content satisfactory to the Parent and the Purchaser, each acting reasonably.

(4)	The Parent and the Purchaser shall provide to the Company in writing all necessary information concerning the Parent and the Purchaser, respectively, that is required by Law to be included by the Company in the Circular or other related documents required to be filed by the Company in connection therewith, and shall ensure that such information (including with respect to any information incorporated by reference) does not contain any Misrepresentation.

(5)	Each Party shall promptly notify the other Party if, at any time before the Effective Date, it becomes aware (in the case of the Company, only in respect of information relating to the Company and its Subsidiaries and in the case of the Parent and the Purchaser, only in respect of information relating to the Parent and its Subsidiaries) that the Circular or other related documents contain a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate, in a manner consistent with this Section 2.4 above, in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the applicable Securities Authorities or any other Governmental Authority as required.

Section 2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Meeting.

Section 2.6	Court Proceedings

Subject to the terms of this Agreement, the Parent and the Purchaser shall cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably required to be supplied by the Parent and the Purchaser in connection therewith. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(1)	diligently pursue, and cooperate with the Parent and the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(2)	provide the Parent and the Purchaser and their legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable and due consideration to all comments of the Parent and the Purchaser and their legal counsel;

(3)	provide legal counsel to the Parent and the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Parent’s prior written consent, which consent shall not be unreasonably withheld, provided that nothing herein shall require the Parent and the Purchaser to agree or consent to any increase in, or variation of the form of, the Consideration or other modification or amendment to such filed or served materials that expands or increases the Parent’s or Purchaser’s obligations, or diminishes or limits the rights of the Parent or the Purchaser, set forth in any such filed or served materials or under this Agreement;

(6)	oppose any proposal from any person that the Final Order contain any provision inconsistent with this Agreement, and if, at any time after the issuance of the Final Order and prior to the Effective Time, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(7)	not object to legal counsel to the Parent and the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.

Section 2.7	Articles of Arrangement and Effective Date

(1)	The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule “A”, as it may be amended from time to time. The Company shall amend the Plan of Arrangement from time to time at the reasonable request of the Purchaser and Parent, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to the Company or the Securityholders.

(2)	The Company shall file the Articles of Arrangement with the Director as soon as reasonably practicable and in any event within three (3) Business Days after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 7 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties.

(3)	From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the OBCA. Unless otherwise mutually agreed to in writing by the Parties, the closing of the Arrangement will take place electronically via an electronic closing room.

Section 2.8	Payment of Consideration

Following receipt by the Company of the Final Order and in any event not later than the Effective Date, the Purchaser shall: (i) deliver or arrange to be delivered into escrow with the Depositary sufficient Parent Shares to satisfy the aggregate Consideration payable by the Purchaser pursuant to the Plan of Arrangement (other than payments to Shareholders validly exercising Dissent Rights who have not withdrawn their notice of objection); and (ii) deposit or arrange to be deposited into escrow with the Depositary a sufficient cash amount to satisfy the aggregate consideration payable by the Company to the holders of RSUs and DSUs in accordance with the terms of the Plan of Arrangement.

Section 2.9	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares to be issued pursuant to the Arrangement will be issued by the Parent in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Interim Order;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the Arrangement to the Securityholders, subject to the Arrangement;

(d)	the Company will ensure that each person entitled to receive the Consideration Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with the sufficient information necessary for them to exercise that right;

(e)	each person entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Parent in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Shareholders;

(g)	the Interim Order approving the Meeting will specify that each Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(h)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of the Parent, pursuant to the Plan of Arrangement.”

Section 2.10	Withholding Taxes

The Company, the Purchaser, the Parent and the Depositary shall be entitled to deduct or withhold, or direct any other Person to deduct or withhold, from any consideration or amount otherwise payable or deliverable to any Shareholder, any holder of DSUs or RSUs, or any other Person under the Plan of Arrangement or this Agreement, such amounts as the Company, the Purchaser, the Parent or the Depositary, as the case may be, may reasonably determine is required to be deducted and withheld with respect to such payment under any provision of Laws in respect of Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder, the holder of DSUs or the holder of RSUs, or such other Person, as applicable, in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority. To the extent that any amount is so required to be deducted or withheld from any payment to a Shareholder, the Purchaser, the Parent and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Parent Shares issuable to the holder as is necessary to provide sufficient funds to the Company, the Purchaser, the Parent or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and the Company or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale (after deduction of all reasonable fees, commissions or costs in respect of such sale) to the appropriate Governmental Authority and shall remit to such holder any unapplied balance of the net proceeds of such sale. Any such sale will be made at prevailing market prices and none of the Company, the Purchaser, the Parent or the Depositary shall be under any obligation to obtain or indemnify any Shareholder in respect of a particular price for the Parent Shares so sold. Notwithstanding the foregoing, in lieu of having the Parent Shares sold or otherwise disposed of, a Shareholder may provide cash to the Company, the Purchaser, the Parent or the Depository to fund any required withholding taxes, provided the cash delivered is sufficient to satisfy any remittance in full and is received at least five (5) Business Days before the remittance by the Company, the Purchaser, the Parent or the Depository, as applicable, of any withholding is due.

Section 2.11	Parent Guarantee

The Parent hereby unconditionally and irrevocably guarantees in favour of the Company, as principal and not as surety, the due and punctual performance (and, where applicable, payment) by the Purchaser (and its successors and permitted assigns) of each of its obligations and liabilities under this Agreement and the Plan of Arrangement, as the same may be amended, changed, replaced, settled, compromised or otherwise modified from time to time, and irrespective of any bankruptcy, insolvency, dissolution, winding-up, termination of the existence of or other matter whatsoever respecting the Purchaser or any successor or permitted assignee, including providing the Depositary with sufficient funds and Consideration Shares under Section 2.8 to pay the aggregate Consideration to Shareholders and the holders of RSUs and holders of DSUs pursuant to the Arrangement and all related or other fees and expenses for which the Purchaser is responsible under the terms of this Agreement (all in accordance with the terms hereof). The Parent hereby agrees that the Company shall not have to proceed first against the Purchaser in respect of any such matter before exercising its rights under this guarantee against the Parent and agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations.

Section 2.12	RSUs, DSUs and Options

Subject to the terms and conditions of this Agreement and pursuant to the Plan of Arrangement, all outstanding RSUs and DSUs, whether vested or unvested, will be cancelled in exchange for a cash payment by the Company to each holder of an RSU or DSU, in respect of each RSU or DSU held by such holder, as applicable, of an amount equal in cash equal to the 5-day volume weighted average price of the Company Shares on the TSX as of the close of trading on the second (2nd) trading day preceding the Effective Date less any applicable Taxes, and the Parent, the Purchaser and the Company shall take all such actions as may be necessary or desirable to give effect to the foregoing. All Options that are outstanding shall be cancelled on the Effective Date with no payment of consideration in respect thereof.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company

Except as specifically disclosed in (i) the Company Disclosure Letter (which shall make reference to the applicable section in respect of which such qualification is being made) the Company represents and warrants to and in favour of the Purchaser and the Parent as follows and acknowledges that the Purchaser and the Parent are relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Corporate Capacity. The Company and each of its Subsidiaries is a corporation or other entity duly incorporated, validly existing and is in good standing under the laws of the jurisdiction of its incorporation or formation, and has all requisite corporate and legal power and capacity to own, lease and operate its assets and properties as now owned and to carry on its business as it is now being carried on. The Company and each of its Subsidiaries is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification, licensing or registration necessary. The Company Diligence Information includes complete and correct copies of the constating documents of the Company and each of its Subsidiaries, as each may have been amended prior to the date of this Agreement.

(b)	Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the Interim Order, the Final Order and Shareholder Approval) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the performance by the Company of its obligations under this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining Shareholder Approval, the Interim Order and the Final Order, the completion by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c)	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries for the execution and delivery of this Agreement or, the performance by the Company of its obligations hereunder, or the completion by the Company of the Arrangement, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order;

(iii)	filings with the Director under the OBCA; and

(iv)	such filings and other approvals required under applicable Securities Laws and the rules and policies of the TSX as are contemplated by this Agreement.

No material authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries for the Parent and its Subsidiaries (including the Company and its Subsidiaries) to conduct operations at the Material Property following the Effective Time.

(d)	No Violation. Subject to obtaining the Key Third Party Consents, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)	result in a contravention, breach, violation or default under any Law applicable to the Company or any of its Subsidiaries or any of the Company or any of the Material Property or assets;

(ii)	result in a contravention, conflict, violation, breach or default under the Company’s constating documents or the constating documents of any of its Subsidiaries;

(iii)	result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or other change in any right or obligation, or loss of any benefit under, or require any approval under, any Material Contract or material Permit to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries are bound or to which the Material Property or any material assets is subject or give to any person any material interest, benefit or right, including any right of purchase, termination, payment, modification, reimbursement, cancellation or acceleration, under any such contracts or permits; or

(iv)	result in the suspension or material alteration in the terms of any material Permit held by the Company or any of its Subsidiaries or in the creation of any material Lien upon any of the Company or any of the Material Property or material assets.

(e)	Capitalization.

(i)	The authorized capital of the Company consists of an unlimited number of Common Shares. As of the date hereof, there are (i) 343,395,707 Common Shares issued and outstanding all of which have been duly authorized and validly issued and are fully paid and non-assessable, (ii) Options outstanding under the Stock Option Plan and/or the Equity Incentive Plan providing for the issuance of 18,455,076 Common Shares upon the exercise thereof, (iii) DSUs outstanding under the Equity Incentive Plan providing for the issuance of 3,634,403 Common Shares upon the exercise thereof and (iv) RSUs outstanding under the Equity Incentive Plan providing for the issuance of 6,277,030 Common Shares upon the exercise thereof. All Common Shares issuable upon the exercise of Options, DSUs and RSUs have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Common Shares have been issued, and none of the Options, DSUs or RSUs have been granted, in violation of any Law or any pre-emptive or similar rights applicable to them.

(ii)	There is no outstanding contractual obligation of the Company to repurchase, redeem or otherwise acquire any such Common Shares, Options, DSUs or RSUs or to qualify any securities of the Company for public distribution in Canada or elsewhere. There are no notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any person, directly or indirectly, the right to vote with the holders of Common Shares on any matter.

(iii)	Except for the Options, RSUs and DSUs, the Company has no other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any Common Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Common Shares or other security. Except for the Options, DSUs and RSUs, the Company does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value Common Share price, income or any other attribute of or related to the Company.

(iv)	The Common Shares are listed and posted for trading on the TSX (under the symbol “AQA”) and also trade on the OTCQB Venture Market (under the symbol “AQARF”) and the Frankfurt Stock Exchange (under the symbol “JM4A.F”), and no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(v)	Section 3.1(e)(v) of the Company Disclosure Letter sets out a complete and correct list of all outstanding Options, RSUs and DSUs, the number of Common Shares subject to such Options, RSUs and DSUs, as applicable, the grant date, exercise price, vesting schedule and terms, expiration date and other material terms, as applicable, of each such Option, RSU and DSU and the names of the holders of such Options, DSUs and RSUs and whether each such holder is a current director of the Company or current officer, Company Consultant or Company Employee.

(f)	Subsidiaries.

(i)	Except for the corporate entities listed and shown on the Company’s corporate chart set out in Section 3.1(f) of the Company Disclosure Letter, the Company does not and for the last five (5) years has not had any subsidiaries. The Company is, directly or indirectly, the sole beneficial and registered owner of all of the issued and outstanding shares in the capital of each of the Company’s Subsidiaries with good and marketable title thereto, free and clear of all Liens other than set out in Section 3.1(f) of the Company Disclosure Letter, all such shares or other equity securities so owned by the Company have been validly issued and are fully paid and non-assessable, and no such shares or other equity securities have been issued in violation of any pre-emptive or other similar rights. The following information with respect to each Subsidiary is accurately set out in Section 3.1(f) of the Company Disclosure Letter: (i) its name; (ii) for each material Subsidiary, the number and type of its outstanding equity securities; (iii) a list of the registered holder(s) of its equity securities; and (iv) its jurisdiction of incorporation or formation.

(ii)	No Subsidiary of the Company has other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any securities of such Subsidiary, including any security or obligation of any kind convertible into or exchangeable or exercisable for any security of such Subsidiary.

(iii)	There is no outstanding contractual obligation of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any securities of such Subsidiary, or to qualify any securities of such Subsidiary for public distribution in Canada or elsewhere.

(g)	Shareholder and Similar Agreements. The Company and its Subsidiaries are not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding securities in the capital of the Company or its Subsidiaries, as applicable. Neither the Company nor any of its Subsidiaries have a shareholder rights plan in place.

(h)	Reporting Issuer Status and Securities Laws Matters. The Company is a “reporting issuer” within the meaning of applicable Securities Laws in the Province of British Columbia, Alberta, Saskatchewan, Ontario and Nova Scotia, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any material provision of applicable Securities Laws. Trading in the Common Shares on the TSX is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, no inquiry, review or investigation (formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Securities Laws or the TSX is in effect or ongoing or expected to be implemented or undertaken. None of the Company’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction. Except as set out above and in respect of applicable Securities Laws in connection with the listing of the Common Shares on the Frankfurt Stock Exchange and OTCQB Venture Market, the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or, to the knowledge of the Company, any securities Laws, including, without limitation, the securities laws of the United States. The Company has filed all material documents required to be filed by it in accordance with applicable Securities Laws and the rules and policies of the TSX. The documents and information comprising the Company Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not filed any confidential material change report that at the date hereof remains confidential or any other confidential filings (including redacted filings) filed to or furnished with, as applicable, any securities commissions or similar regulatory authority. There are no outstanding or unresolved comments in comment letters from any securities commission or other similar regulatory authority with respect to any of the documents and information comprising the Company Disclosure Record and neither the Company nor any such documents or information is subject of ongoing audit, review or comment by any securities commission or other similar regulatory authority or the TSX. Neither the Company nor any of its Subsidiaries has, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the U.S. Exchange Act. Neither the Company nor any of its Subsidiaries is registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940. The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(i)	Company Financial Statements.

(i)	The Company Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Company Annual Financial Statements, in the auditor’s report thereon and (ii) except that the Company Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or IFRS. The Company Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Company and its Subsidiaries as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject, in the case of the Company Interim Financial Statements, to normal period end adjustments). The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements.

(ii)	Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries, in the published financial statements of the Company or the Company Disclosure Record.

(iii)	The Company has: (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its Subsidiaries is made known to the Chief Executive Officer and Chief Financial Officer of the Company on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; (ii) designed a process of internal control over financial reporting (as such term is defined in NI 52-109) for the Company providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109; (iii) has evaluated the effectiveness of the Company’s disclosure controls and procedures and has disclosed in the Company MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (iv) has evaluated the effectiveness of the Company’s internal control over financial reporting and has disclosed in the Company MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses. To the knowledge of the Company: (i) there are no material weaknesses in, the internal controls over financial reporting of the Company that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company. Since January 1, 2019, the Company has received no: (i) material complaints from any source regarding accounting, internal accounting controls or auditing matters; or (ii) material expressions of concern from Company Employees or Company Consultants regarding questionable accounting or auditing matters.

(iv)	There are no outstanding loans made by the Company to any director or officer of the Company.

(v)	Section 3.1(i)(v) of the Company Disclosure Letter sets forth a complete and accurate list of all intercompany indebtedness between and among the Company and its Subsidiaries. Copies of all agreements evidencing such indebtedness have been provided in the Company Diligence Information.

(j)	Undisclosed Liabilities. Except for: (i) liabilities, obligations, commitments and contingencies that are specifically presented in the Company Annual Financial Statements as of December 31, 2020, including in the notes thereto, or the Company Interim Financial Statements and Company MD&A; and (ii) liabilities and obligations incurred in the ordinary course of business since June 30, 2021 or in connection with (A) this Agreement or the transactions contemplated under this Agreement or (B) the Company’s sale of its Wisconsin exploration assets pursuant to the membership interest purchase agreement dated as of October 4, 2021 between the Company, Aquila Resources USA Inc., Green Light Wisconsin LLC, Green Light Metals Inc. and GreenLight Metals USA Corp.; the Company and its Subsidiaries have not incurred any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(k)	Auditors. The Company’s current auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has not been a reportable event (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations’) with the Company’s auditors.

(l)	Absence of Certain Changes. Except as disclosed in the Company Disclosure Record, the Company Interim Financial Statements and Company MD&A, since June 30, 2021:

(i)	the Company and its Subsidiaries have conducted their respective business only in the ordinary course of business;

(ii)	there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have a Material Adverse Effect;

(iii)	there has not been any material write-down by the Company of any of the assets of the Company or its Subsidiaries;

(iv)	there has been no material capital expenditure made or committed by the Company or its Subsidiaries in respect of the Back Forty Project except as contemplated in the Budget;

(v)	there has not been any acquisition or sale, lease, license or other disposition or encumbrance by the Company or any Subsidiary of any interest in the Material Property or any other material assets;

(vi)	there has not been any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any material debt for borrowed money, any creation or assumption by the Company or any of its Subsidiaries of any material Lien, or any making by the Company or any of its Subsidiaries of any loan, advance or capital contribution to or material investment in any other person;

(vii)	there has not been any satisfaction or settlement of any material claim, liability or obligation of the Company;

(viii)	the Company and its Subsidiaries have not effected any material change in its accounting policies, principles, methods, practices or procedures;

(ix)	the Company and its Subsidiaries have not suffered any material casualty, damage, destruction or loss to any of its properties or assets;

(x)	the Company has not declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Common Shares;

(xi)	the Company has not effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Common Shares or any other securities;

(xii)	there has not been any material increase in or modification of the compensation payable to or to become payable by the Company or any of its Subsidiaries to any director of the Company or any of its Subsidiaries, Company Employee or Company Consultant, except as may be required by written Contract or any grant to any such any director. Company Employee or Company Consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such director, Company Employee or Company Consultant;

(xiii)	there has not been any entering into, or amendment of, any Material Contract other than in the ordinary course of business;

(xiv)	the Company and its Subsidiaries have not entered into, adopted, or materially amended, any collective bargaining agreement, bonus, pension, profit sharing, change of control, stock purchase, stock option, Employee Plan or other benefit plan or agreement (including the Stock Option Plan and the Equity Incentive Plan); and

(xv)	the Company and its Subsidiaries have not agreed, announced, resolved or committed to do any of the foregoing.

(m)	Long Term and Derivative Transactions. Except as disclosed in Section 3.1(m) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have any material obligations or liabilities, direct or indirect, vested or contingent in respect of any streaming transactions, rate swap transactions, basis swaps, forward rate transactions, commodity swap, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cross — currency rate swap transactions or currency options or other similar transactions (including any option with respect to any such transactions) or any combination of such transactions.

(n)	Compliance with Laws.

(i)	The business of the Company and each of its Subsidiaries have been, since January 1, 2019, and is currently being conducted in compliance in all material respects with all applicable Laws. Without limiting the generality of the foregoing, all issued and outstanding Common Shares have been issued in compliance, in all material respects, with all applicable Securities Laws.

(ii)	Neither the Company, its Subsidiaries nor, to the Company’s knowledge, any of the Company or its Subsidiaries’ directors, officers, supervisors, managers, employees, or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control, and economic sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act, (B) made or authorized any direct or indirect contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, authority or instrumentality in Canada or any other jurisdiction other than in accordance with applicable Laws, (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii)	The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), and no material action, suit or proceeding by or before any court or Governmental Authority or any arbitrator non-Governmental Authority involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(o)	Permits. Except as disclosed in Section 3.1(o) of the Company Disclosure Letter, the Company and each of its Subsidiaries have identified, obtained, acquired or entered into in its respective name, and are in compliance in all material respects with all Permits (including any interest in, or right to earn an interest in, any mineral property) required by applicable Laws to conduct their current businesses as they are now being conducted (as described in the Company Disclosure Record). All such Permits are valid and subsisting, in full force and effect, enforceable in accordance with terms thereof. All Permits are in good standing and there has been no material default under any such Permit, are renewable by their terms or in the ordinary course of business, and all fees and other amounts required to be paid with respect to such Permits to the date hereof have been paid. There are no material actions, proceedings or investigations, pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries that would reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(p)	Litigation. Except as disclosed in Section 3.1(p) of the Company Disclosure Letter, there are no material court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding (collectively, “Proceedings”) against or involving the Company or any of its Subsidiaries (whether in progress or, to the knowledge of the Company, threatened), and, to the knowledge of the Company, no event has occurred which would reasonably be expected to give rise to any such Proceeding. To the knowledge of the Company, there is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or any of its Subsidiaries.

(q)	Restrictions on Conduct of Business. Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, any area of interest or any other agreement, obligation, judgment, decree or order which purports to: (i) limit in any material respect the manner or the localities in which all or a portion of the business of the Company or its Subsidiaries are conducted; (ii) limit any business practice of the Company or of any of its Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by the Company or any of its Subsidiaries in any material respect. Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have a Material Adverse Effect with respect to the Company or that would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

(r)	Insolvency. No act or proceeding has been taken by or against the Company or any of its Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any of its Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its Subsidiaries or any of their properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. The Company and its Subsidiaries have not sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company, its Subsidiaries nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(s)	Operational Matters.

(i)	All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof.

(ii)	All costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any Contracts and agreements to which the Company is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(t)	Interest in Material Property.

(i)	The Company and each of its Subsidiaries possess or have obtained in its respective name, and is in compliance with, all material licences, permits, certificates, orders, grants and other authorizations necessary to conduct its respective business and businesses as currently contemplated relating to the Back Forty Project and the Back Forty Project complies in all material respects with all applicable Laws. Other than the Material Property, the Company and its Subsidiaries do not own or have any interest in any real property. The Company and each of its Subsidiaries, as applicable, have good and marketable title to all owned fee lands (surface and minerals) comprising a portion of the Material Property, are in exclusive possession thereof, and have good, valid and sufficient right, title and interest, free and clear of any title defect or Lien, other than any Permitted Lien, to: (i) their prospecting licenses, mining leases, mineral leases and metallic minerals leases (collectively, “Mining Leases”), exploration agreements, option agreements and all other rights relating in any manner whatsoever to their interest in, or the exploration for or development of minerals on, the Material Property, all of which have been accurately and completely set out in Section 3.1(t)(i) of the Company Disclosure Letter and, in each case, as are necessary to perform the operation of their business as presently owned and conducted and as currently contemplated to be conducted; (ii) their ownership of immovable property, their interests in Mining Leases, option agreements, exploration agreements, servitudes, rights of superficies and other immovable real rights, as well as their prospecting licenses, leases, licenses, easements and rights of way (in each case from landowners and authorities permitting the use of land by the Company) in respect of the Back Forty Project and, in each case, as are necessary to perform the operation of their business as presently owned and conducted and currently contemplated to be conducted; and (iii) the Back Forty Project and its assets of any nature whatsoever and to all benefits derived therefrom and mineral or mining rights including all the properties and assets reflected in the balance sheet forming part of the Company Disclosure Record relating to the Back Forty Project and such properties and assets are not subject to any Lien or defect in title of any kind except: (a) as is specifically identified in the balance sheets forming part of the Company Financial Statements and in the notes thereto; and (b) any title defect or Lien which would not materially interfere with the use of, or materially detract from the value of, the Back Forty Project.

(ii)	All prospecting licenses, Mining Leases, option agreements, exploration agreements and other agreements providing the right to use the Material Property in respect of the Back Forty Project in which the Company or any of its Subsidiaries have an interest or right have been validly obtained and, if an immovable real right, recorded in the official property records of the county in which the Material Property is located or otherwise registered in accordance with all Laws and are valid, subsisting and in full force and effect. The Company and its Subsidiaries have all necessary surface rights, access rights, water rights and other rights and interests relating to the Back Forty Project as may be necessary to grant the Company or any one of its Subsidiaries, as applicable, the right and ability to explore for and develop minerals, ore and metals for mining purposes, with only such exceptions as do not materially interfere with the use or planned use made or to be made by the Company or any one of its Subsidiaries, as applicable, of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Company or one of its Subsidiaries and free and clear of all material encumbrances other than Permitted Liens. Neither the Company nor any of its Subsidiaries has received any written notice or has any knowledge of any pending or threatened condemnation, planned public improvements, annexation, special assessments, or zoning changes, affecting the Material Property or their current or planned uses thereof.

(iii)	Except as disclosed in the Company Disclosure Record or in Section 3.1(t)(iii) of the Company Disclosure Letter, (A) no person or entity of any nature whatsoever other than the Company or one of its Subsidiaries has any interest in the Material Property or any right to acquire or otherwise obtain any such interest; (B) there are no earn-in rights, back-in rights, rights of first refusal, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect the Company or its Subsidiaries’ interests in the Material Property; (C) neither the Company nor any of its Subsidiaries have received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Material Property; and (D) in all material respects, the Material Property is in good standing under and complies with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(iv)	There are no material adverse claims, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could affect the Company or its Subsidiaries’ right, title or interest in the Material Property or the ability of the Company or its Subsidiaries to explore, develop, mine or conduct mining and related operations on any Material Property, including the title to or ownership by the Company or its Subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting any Material Property.

(v)	None of the directors or officers of the Company or its Subsidiaries holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in the Material Property or in any permit, lease, licence or other right to explore for, exploit, develop, mine or produce minerals, ore or metals from or in any manner in relation to the Material Property.

(vi)	The Company has provided the Parent and the Purchaser with access to all material information and data within its possession or control including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Back Forty Project and the Company or one of its Subsidiaries has the sole right, title and ownership of all such information, data, reports and studies.

(u)	Technical Report.

(i)	The Back Forty Project is the only material property of the Company for the purposes of NI 43-101.

(ii)	The NI 43-101 preliminary economic assessment technical report prepared by P&E Mining Consultants Inc. effective October 14, 2019 in respect of the Back Forty Project (the “Technical Report”) complied in all material respects with the requirements of NI 43-101, including Form 43-101F1, at the time of filing thereof and reasonably presented the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. Except as has been otherwise disclosed to the Purchaser or the Parent, the Company does not have knowledge of a material adverse change in any production, cost, price, mineral reserves, mineral resources or other relevant information provided since the date such information was provided.

(iii)	The Company made available to the authors of the Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any Misrepresentation at the time such information was so provided.

(iv)	To the knowledge of the Company, all of the material assumptions underlying the mineral resource estimates in the Technical Report are reasonable and appropriate in all material respects.

(v)	The estimates of mineral resources as described in the Company Disclosure Record comply in all material respects with NI 43-101.

(vi)	The information set forth in the Company Disclosure Record relating to mineral resources required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and Securities Laws.

(vii)	The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Company is or should be aware that would disaffirm, misrepresent or change any material aspect of the Technical Report or that would require the filing of a new technical report under NI 43-101.

(v)	Taxes.

(i)	Except as has been otherwise disclosed to the Purchaser or the Parent, the Company and each of its Subsidiaries have timely filed all material Returns required to be filed by each entity, respectively, with any Governmental Authority and each such Return was complete and correct in all material respects at the time of filing. The Company and each of its Subsidiaries have paid or caused to be paid to the appropriate Governmental Authority on a timely basis all material Taxes which are due and payable and all assessments in respect of Taxes as are due and payable by each of the Company and its Subsidiaries, other than those which are being or have been contested in good faith pursuant to applicable Laws, and in respect of which, adequate reserves or accruals in accordance with IFRS have been provided in the Company Interim Financial Statements. To the knowledge of the Company, no audit, action, investigation, deficiencies, litigation or proposed adjustments have been asserted or, to the knowledge of the Company, threatened with respect to Taxes of the Company and each of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted in writing or, to the knowledge of the Company, threatened. To the knowledge of the Company, no Return of the Company or any of its Subsidiaries is under investigation, review, audit or examination by any taxing authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any taxing authority has been received by the Company or any of its Subsidiaries with respect to any Taxes. No material Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its Subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.

(ii)	All Taxes that the Company and its Subsidiaries have been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. The Company and its Subsidiaries have, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by it.

(iii)	There are no rulings or closing agreements relating to the Company or its Subsidiaries which may affect the Company or its Subsidiaries’ liability for Taxes for any taxable period commencing after the Effective Date.

(iv)	For all transactions between the Company or its Subsidiaries and any person who is not resident in Canada for purposes of the Tax Act with whom the Company or any Subsidiary was not dealing at arm’s length for purposes of the Tax Act, the Company or the applicable Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(v)	No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or any Subsidiary being subject to Section 160 of the Tax Act (or comparable provisions of any other applicable legislation), except as would not have a Material Adverse Effect.

(vi)	None of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to the Company or any of its Subsidiaries, and there are no circumstances existing which would reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to the Company or any of its Subsidiaries, except as would not have a Material Adverse Effect.

(vii)	There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to the Company or any of its Subsidiaries, except as would not have a Material Adverse Effect.

(viii)	The Company is a “taxable Canadian corporation”, as that term is defined in subsection 89(1) of the Tax Act.

(ix)	No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(x)	Neither the Company nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis, other than a group of which the Company or any Subsidiary is or was the common parent; (ii) has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by Contract, or otherwise; or (iii) is a party to, bound by or has any liability under any Tax sharing, allocation, or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

(xi)	Within the last two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(xii)	Neither the Company nor any of its Subsidiaries has been a party to, or an advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(w)	Contracts.

(i)	All Material Contracts to which the Company or any of its Subsidiaries is a party are in full force and effect, and the Company or one of its Subsidiaries, as applicable, is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has made available to the Parent and the Purchaser for inspection true and complete copies of all Material Contracts to which the Company or any of its Subsidiaries is a party, and no such Material Contract has been modified, rescinded, or terminated. All of the Material Contracts are valid and binding obligations of the Company or one of its Subsidiaries, as applicable, and the other parties thereto enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(ii)	None of the Company or its Subsidiaries, or, to the knowledge of the Company, any of the other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Material Contract and neither the Company nor any of its Subsidiaries has received or given any notice of default under any Material Contract which remains uncured, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default under or material breach of any Material Contract or the inability of a party to any Material Contract to perform its obligations thereunder.

(iii)	None of the Company or any of its Subsidiaries has received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with any of its Subsidiaries, except as would not have a Material Adverse Effect, and to the knowledge of the Company, no such action has been threatened.

(iv)	Neither the entering into of this Agreement, nor the consummation of the Arrangement or any of the other transactions contemplated by this Agreement will trigger any change of control or similar provisions in any of the Material Contracts.

(v)	Section 3.1(w)(v) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts of the Company and its Subsidiaries.

(x)	Employment Matters. Except as set forth in Section 3.1(x) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound or governed by, or subject to:

(i)	any employment, consulting, retention, termination, or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, change of control, length of termination notice, or severance or termination payments to any director. Company Employee or Company Consultant (other than, in respect of a Company Employee, such as results by Law from the employment of an employee without an agreement as to notice or termination or severance);

(ii)	any collective agreement or similar agreements relating to employment or labour matters;

(iii)	any threatened or, to the knowledge of the Company, pending union organizing activities involving any Company Employee and no such activities have been undertaken within the last three (3) years.

(iv)	any trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent, employee association or similar entity that holds bargaining rights with respect to any of the Company Employees by way of certification, interim certification, voluntary recognition, or succession rights, and no such person has applied, or to the knowledge of the Company, threatened to apply to be (A) certified as the bargaining agent of any Company Employee or (B) declared a related, successor, or common employer pursuant to applicable legislation in any jurisdiction in which the Company or any of its Subsidiaries carry on business;

(v)	any unfair labour practice complaint, grievance or arbitration proceeding, or any labour dispute, strike or lock-out relating to or involving any employees of the Company or its Subsidiaries and no such event has occurred within the last five (5) years;

(vi)	any material claim for wrongful dismissal, constructive dismissal or any other claim, complaint or litigation relating to employment, discrimination or termination of employment of any of the Company Employees or former employees or relating to any failure to hire a candidate for employment; or

(vii)	any material allegations of sexual or other unlawful harassment or discrimination have been made against (i) any director or officer of the Company or any of its Subsidiaries, or (ii) any present or former Company Employee.

True, complete and correct copies of the agreements, arrangements and understandings referred to in paragraph (i) of this Section 3.1(x), are included in the Company Diligence Information.

(y)	Employee List. Section 3.1(y) of the Company Disclosure Letter sets forth a complete and accurate list of the Company Employees and Company Consultants, together with their position or function, date of hire or engagement, annual base salary or fees, as applicable, any incentive or bonus arrangement, benefit enrollments, any banked time or vacation pay entitlement, whether any employee is on a layoff or leave of absence and, for any leave of absence, the type of leave and expected date of return to work, if known.

(z)	Occupational Health and Safety. There are no material outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation in respect of the Company or its Subsidiaries and the Company and its Subsidiaries have not been reassessed in any material respect under such legislation during the past three years and no audit of the Company or any of its Subsidiaries is currently being performed pursuant to any applicable workers’ compensation legislation. There are no claims or, to the knowledge of the Company, potential claims which may materially adversely affect the Company or any of its Subsidiaries’ accident cost experience. All orders and inspection reports, if any, under applicable occupational health and safety Laws (“OHSL”) relating to the Company or any of its Subsidiaries, as applicable, have been provided to the Parent and the Purchaser. There are no material charges pending under OHSL in respect of the Company or any of its Subsidiaries, as applicable. The Company and each of its Subsidiaries, as applicable, have complied in all material respects with any orders issued under OHSL and there are no appeals of any orders under OHSL currently outstanding.

(aa)	COVID-19. The Company and each of its Subsidiaries has investigated, and is investigating, all reported occupational health and safety issues related to the Covid-19 pandemic. With respect to each such issue, the Company and each of its Subsidiaries has taken, and is taking, all required corrective action in accordance with all Governmental Authority and public health recommendations to reduce the spread of Covid-19 within the applicable workplace.

(bb)	Employment Laws. The Company and each of its Subsidiaries have operated in all material respects in compliance with all terms and conditions of employment applicable to employees and all applicable Laws with respect to employment and labour, including employment and labour standards, vacation and paid time off, discrimination, harassment, retaliation, wages, classification, hours of work, overtime, immigration, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Company, threatened material claims, complaints, investigations or orders under any such Laws and, to the knowledge of the Company, no basis for any such claims.

(cc)	Employment Accruals. All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits, including under any Employee Plans and other similar accruals have in all material respects either been paid or are accurately reflected in the books and/or records of the Company, or of the applicable Subsidiary.

(dd)	Acceleration of Benefits. Except pursuant to the Employment Agreements or as disclosed in Section 3.1(dd) of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, including a change of control of the Company or of any of its Subsidiaries, become entitled to (i) any retirement, severance, termination, retention, bonus or other similar payment from the Company or its Subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of the Company, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or its Subsidiaries, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or its Subsidiaries.

(ee)	Pension and Employee Benefits. All Employee Plans are listed in Section 3.1(ee) of the Company Disclosure Letter. The Company and its Subsidiaries have materially complied with all the terms of, and all applicable Laws in respect of, the Employee Plans. All contributions, and premiums owing under the Employee Plans have been paid when due in all material respects in accordance with the terms of the Employees Plans and applicable Laws. All Employee Plans that provide group benefits are established through a contract of insurance, and no retroactive increase in premiums is permitted thereunder. No Employee Plan is a “registered pension plan” or “retirement compensation arrangement” as such term is defined in the Tax Act or provides benefits following the retirement or (except where required by statute) termination of employment of any Company Employee.

(ff)	Company Consultants. Each Company Consultant has been properly classified by the Company and each Subsidiary as an independent contractor and neither the Company nor any Subsidiary has received any notification from any Governmental Authority challenging the classification of such Company Consultant.

(gg)	Intellectual Property. The Company and its Subsidiaries do not own or possess any intellectual property rights that is material to the operation of their business including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

(hh)	Environment.

(i)	The Company and its Subsidiaries are carrying on and have for the last five (5) years carried on their operations in material compliance with all applicable Environmental Laws and the Material Property and assets comply in all material respects with all applicable Environmental Laws.

(ii)	The Company and its Subsidiaries are not subject to any material actual liability or, to the knowledge of the Company, any material potential or contingent liability, relating to (a) any Remedial Action, or (b) non-compliance with Environmental Laws.

(iii)	The Material Property has not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws. To the knowledge of the Company, there are no Hazardous Substances at, in, on, under or migrating to or from the Material Property in excess of applicable limits pursuant to Environmental Laws or which would reasonably be expected to result in material liability of the Company or its Subsidiaries.

(iv)	The Company and its Subsidiaries have not treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location or in a manner that would reasonably be expected to result in material liability of the Company or its Subsidiaries.

(v)	To the knowledge of the Company, the Material Property is not listed on any list of sites requiring Remedial Action issued by any Governmental Authority nor proposed for listing on any such list.

(vi)	Neither the Company nor any of its Subsidiaries have received nor have they been advised that they will receive from any person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or responsibility arising under any Environmental Law that is pending as of the date of this Agreement. To the knowledge of the Company, the Material Property is not subject to enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Company or any of its Subsidiaries.

(vii)	Neither the Company nor any of its Subsidiaries have assumed or retained any material liability or obligation pertaining to environmental matters as a result of the acquisition or disposition of any assets or real property.

(viii)	All reports and material documents relating to environmental matters affecting the Company, its Subsidiaries, their respective business or the Material Property which are in the possession or under the control of the Company or any of its Subsidiaries have been provided to the Parent and Purchaser.

(ii)	Insurance. All insurance policies of the Company and its Subsidiaries are disclosed in Section 3.1(ii) of the Company Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. Neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by the Company or any of its Subsidiaries’ insurers.

(jj)	Books and Records. The corporate records and minute books of the Company and its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects, except for minutes of meetings where the only business was in relation to the Arrangement, which have not yet been finalized. The financial books and records and accounts of the Company and its Subsidiaries in all material respects have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(kk)	Non-Arm’s Length Transactions. Except as disclosed in Section 3.1(kk) of the Company Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (a) officer or director of the Company or any of its Subsidiaries, (b) any holder of record or, to the knowledge of the Company, beneficial owner or 5% or more of the outstanding Common Shares, or (c) any affiliate or associate or any such officer, director or Shareholder, on the other hand.

(ll)	Financial Advisors or Brokers. The Company and its Subsidiaries have not incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial advisor or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, other than with respect to the Financial Advisors. The Company has provided to the Purchaser correct and complete copies of the agreement under which the Financial Advisors have agreed to provide services to the Company. Section 3.1(ll) of the Company Disclosure Letter sets out the compensation determined to be payable to and as agreed upon with the Financial Advisors in the event the Arrangement is completed.

(mm)	Fairness Opinion. The Board has received the Fairness Opinion in written form, and each such opinion has not been modified, amended, qualified or withdrawn. A true and complete copy of the Fairness Opinion has been provided by the Company to the Parent and the Purchaser.

(nn)	Special Committee and Board Approval. The Special Committee, at a meeting duly called and held, has unanimously upon consultation with legal and financial advisors determined that the Arrangement is fair to the Shareholders and is in the best interests of the Company and unanimously determined to recommend approval of this Agreement and the Arrangement to the Board and that the Board recommend that the Shareholders vote in favour of the Arrangement Resolution. The Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of the Company, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution.

(oo)	No Expropriation. No Material Property or assets of the Company or its Subsidiaries have been taken or appropriated by any Governmental Authority, nor has any notice or proceeding in respect hereof been given or commenced, nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(pp)	Competition Act. Neither the aggregate book value of the assets in Canada of the Company and its Subsidiaries, nor the consolidated gross revenues from sales in or from Canada generated from assets in Canada of the Company and its Subsidiaries, both calculated in the manner prescribed under the Competition Act, exceeds C$93 million.

(qq)	Investment Canada Act. Neither the Company nor any of its Subsidiaries engage in, or control directly or indirectly, another entity that engages in any business activity in Canada (a) identified under Section 14.1(6) of the Investment Canada Act as constituting a “cultural business”, or (b) prescribed by the Governor in Council under Section 15(a) of the Investment Canada Act or Schedule IV to the Investment Canada Act Regulations as relating to Canada’s cultural heritage or national identity.

(rr)	HSR Act. As determined in accordance with the HSR Act and regulations thereunder, (i) the Company is a “foreign issuer”, (ii) the aggregate sales in or into the United States by the Company and the entities it controls during the Company’s most recent financial year were not in excess of US$92 million, and (iii) the assets of the Company and the entities it controls do not have a fair market value in excess of US$92 million.

(ss)	Collateral Benefits. No related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement or as otherwise set out in Section 3.1(ss) of the Company Disclosure Schedule.

Section 3.2	Representations and Warranties of the Parent and the Purchaser

Each of the Parent and the Purchaser represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a)	Organization and Corporate Capacity. Each of the Parent and the Purchaser has been duly organized and is validly existing and in good standing under the Laws governing its formation and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. Each of the Parent, its Subsidiaries and the Purchaser are duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary.

(b)	Authority Relative to this Agreement. Each of the Parent and the Purchaser has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and to complete the transactions contemplated hereby. The execution and delivery of this Agreement and the completion by the Parent and the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the directors of the Parent and the Purchaser, respectively, and no other corporate proceedings on the part of the Parent or the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the completion by the Parent and the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and constitutes legal, valid and binding obligations of the Parent and the Purchaser enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c)	Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is necessary for the execution and delivery by the Parent or the Purchaser of this Agreement, the performance by the Parent or the Purchaser of its respective obligations hereunder and the completion by the Parent or the Purchaser of the Arrangement, other than:

(i)	the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii)	the Final Order, and any filings required in order to obtain the Final Order;

(iii)	filings with the Director under the OBCA; and

(iv)	such filings and approvals required for the issuance of the Consideration Shares as a result of the Arrangement required under applicable Securities Laws and the rules and policies of the NYSE American.

(d)	No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(c), the execution and delivery by the Parent and the Purchaser of this Agreement, the performance by the Parent and the Purchaser of their respective obligations hereunder and the completion of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)	result in a contravention, breach, violation or default under any Law applicable to it or any of their properties or assets;

(ii)	result in a contravention, conflict, violation, breach or default under its constating documents; or

(iii)	result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any approval under, any Material Contract to which it is a party or by which it is bound or to which any of its material properties or assets is subject or give to any person any material interest, benefit or right, including any right of purchase, termination, payment, modification, reimbursement, cancellation or acceleration, under any such contracts or permits.

(e)	Capitalization. The authorized capital of the Parent consists of 200,000,000 Parent Shares having par value US$0.001 per share, and 5,000,000 shares of preferred stock having par value US$0.001 per share. The authorized capital of the Purchaser consists of 1,000 shares of common stock having US$0.01 par value per share. As of the date hereof, there are (i) 74,581,679 Parent Shares issued and outstanding all of which have been duly authorized and validly issued and are fully paid and non-assessable, and no shares or preferred stock of the Parent issued and outstanding, (ii) 100 shares of common stock of the Purchaser issued and outstanding all of which have been duly authorized and validly issued and are fully paid and non-assessable, (iii) outstanding options providing for the issuance of up to 2,688,800 Parent Shares upon the exercise thereof, (iv) outstanding restricted stock units providing for the issuance of up to 130,079 Parent Shares upon the exercise thereof, and (v) outstanding deferred stock units providing for the issuance of up to 131,960 Parent Shares upon the exercise thereof. There is no outstanding contractual obligation of the Parent or the Purchaser to repurchase, redeem or otherwise acquire any Parent Shares or shares of common stock of the Purchaser or any convertible securities issued by the Purchaser or the Parent. Except as disclosed in the preceding sentences of this paragraph, none of the Parent or the Purchaser has any other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating the Parent, any of its subsidiaries or the Purchaser to issue or sell any Parent Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Parent Shares, other securities of the Purchaser or the Parent, or securities of any of the Parent’s Subsidiaries. The Parent Shares are listed on the NYSE American and, except for such listing, no securities of the Parent or the Purchaser are listed for trading on any other stock or securities exchange or market or registered under any securities Laws.

(f)	Reporting Issuer Status and Securities Laws Matters. The Parent Shares are registered under Section 12(b) of the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of the Parent is in effect or ongoing or, to the knowledge of the Parent, expected to be implemented or undertaken. The Parent is not in default in any material respect of any material provision of applicable Securities Laws. To the knowledge of the Parent, no inquiry, audit, review or investigation (formal or informal) of the Parent by any securities commission or similar regulatory authority under applicable Securities Laws or the NYSE American is in effect or ongoing or expected to be implemented or undertaken. None of the Parent’ Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction. Except in the United States, the Parent is not subject to continuous disclosure or other public reporting requirements under any Securities Laws. The Parent has filed all material documents required to be filed by it in accordance with applicable Securities Laws. The documents and information comprising the Parent Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the NYSE American and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g)	Parent Financial Statements. The Parent Financial Statements have been prepared in accordance with U.S. GAAP applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Parent Annual Financial Statements, in the auditor’s report thereon and (ii) except that the Parent Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or U.S. GAAP. The Parent Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Purchaser and its Subsidiaries as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Purchaser and its Subsidiaries for the periods covered thereby (subject, in the case of the Parent Interim Financial Statements, to normal period end adjustments). There are no outstanding loans made by the Purchaser or the Parent to any director or officer of the Purchaser or Parent, respectively.

(h)	No Undisclosed Liabilities. There are no material liabilities or obligations of the Parent or the Purchaser of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations (i) disclosed in the Parent Financial Statements, or (ii) incurred in the ordinary course of business since the date of the Parent Financial Statements or in connection with this Agreement or the transactions contemplated under this Agreement.

(i)	Compliance with Laws. The business of the Parent and the Purchaser and each of their respective Subsidiaries have been and are currently being conducted in compliance in all material respects with all applicable Laws. Without limiting the generality of the foregoing, all issued and outstanding Parent Shares have been issued in compliance, in all material respects, with all applicable Securities Laws.

(j)	Issuance of Consideration Shares. The Consideration Shares will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of the Parent.

(k)	Litigation. There is no material Proceeding against or involving the Parent or the Purchaser (whether in progress or, to the knowledge of the Purchaser, threatened) and, to the knowledge of the Parent and the Purchaser, no event has occurred which would reasonably be expected to give rise to any such Proceeding. To the knowledge of the Purchaser, there is no material judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser.

(l)	Board Approval. The board of directors of the Parent, at a meeting duly called and held, has approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement.

Section 3.3	Survival of Representations and Warranties

No investigation by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which. by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

Article 4
COVENANTS

Section 4.1	Covenants of the Company Regarding the Conduct of Business

(1)	The Company covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless (i) the Parent and the Purchaser consent in writing, (ii) expressly permitted or specifically contemplated by this Agreement, or (iii) otherwise required by applicable Law:

(a)	except as specifically disclosed in the Company Disclosure Letter, the Company will, and will cause its Subsidiaries to, (i) conduct its business only in the ordinary course of business, (ii) comply with the terms of all Material Contracts, and (iii) use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, goodwill and business relationships consistent with past practice and keep available the services of the Company Employees and Company Consultants;

(b)	in addition, the Company will, and will cause its Subsidiaries to, provide the Parent and the Purchaser with operational information on a timely basis and will work cooperatively and in good faith to facilitate an orderly integration of the Company’s business with that of the Parent following the Effective Time. The Company will consult, on a regular and timely basis, with the Parent and the Purchaser on operational matters, including matters addressed in the existing Budget, and will consider in good faith any input provided by the Parent and the Purchaser made during the course of such consultations;

(c)	the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(i)	alter or amend the articles, charter, by-laws or other constating documents of the Company or any of its Subsidiaries;

(ii)	declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Company or any of its Subsidiaries;

(iii)	reduce the stated capital or split, divide, consolidate, combine, reclassify, or undertake any capital reorganization of the Common Shares or any other securities of the Company or any of its Subsidiaries;

(iv)	issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any Common Shares, Options, DSUs, RSUs or other securities of the Company or any of its Subsidiaries, or other securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Common Shares or other securities of the Company or any of its Subsidiaries, other than the issuance of Common Shares issuable pursuant to (A) the terms of Options, DSUs or RSUs outstanding on the date hereof, or (B) the terms of existing Material Contracts as of the date of this Agreement;

(v)	sell, pledge, lease, dispose of, mortgage, licence or encumber or agree to sell, pledge, lease dispose of, mortgage, licence or encumber or otherwise transfer any of the Material Property;

(vi)	redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Common Shares or other securities of the Company or its Subsidiaries or securities convertible into or exchangeable or exercisable for Common Shares or any such other securities;

(vii)	amend the terms of any securities of the Company or any of its Subsidiaries;

(viii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(ix)	reorganize, amalgamate or merge with any other person;

(x)	create any Subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations of the Company or any of its Subsidiaries or the appointment of governing bodies, or enter into any Joint Ventures;

(xi)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts, off-take, royalty or streaming arrangements, or similar financial instruments;

(xii)	make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures) except as disclosed in the Company Disclosure Record or as required by applicable Laws or under IFRS;

(xiii)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impede the ability of the Company to consummate the Arrangement; or

(xiv)	enter into, modify or terminate any Contract with respect to any of the foregoing;

(d)	the Company will immediately notify the Parent and the Purchaser orally and then promptly notify the Parent and the Purchaser in writing of (i) any “material change” (as defined in the Securities Act) in relation to the Company or any of its Subsidiaries, (ii) any event, circumstance or development that, to the knowledge of the Company, has had or would reasonably be expected to have a Material Adverse Effect, (iii) any breach of this Agreement by the Company or any of its Subsidiaries, (iv) any event occurring after the date of this Agreement that would render a representation or warranty of the Company, if made on that date or the Effective Date, inaccurate such that any of the conditions in Section 7.3(b) would not be satisfied, or (v) result in the Company’s failure in any material respect to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(e)	except in accordance with the Budget, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i)	sell, pledge, lease, licence, dispose of or encumber any assets or properties of the Company or any of its Subsidiaries or interests in any assets or properties of the Company or any of its Subsidiaries, other than (a) sales and dispositions of raw materials, obsolete or surplus equipment, in each case only if in the ordinary course of business or pursuant to Contracts to which the Company or a Subsidiary is a party as of the date of this Agreement, and (b) encumbrances and Liens that are incurred in the ordinary course of business;

(ii)	acquire or agree to acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or assets (other than in the ordinary course of business), or make any investment, other than in money market or equivalent low risk, short-term government-backed and/or commercial bank financial instruments or securities;

(iii)	incur or become liable for any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances;

(iv)	pay, discharge, waive, compromise, assign, release or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Company Interim Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v)	engage in any new business, enterprise or other activity that is inconsistent with the existing business of the Company or any of its Subsidiaries in the manner such existing business generally has been carried on or (as disclosed in the Company Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vi)	make or commit to any material capital expenditures in respect of the Back Forty Project; or

(vii)	authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)	the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i)	terminate, fail to renew, cancel, waive, release, grant or transfer any rights of material value;

(ii)	incur any business expenses other than in accordance with the Budget;

(iii)	except as contemplated in the Budget or in connection with matters otherwise permitted under this Section 4.1, enter into any Contract which would be a Material Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Material Contract;

(iv)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend, terminate or exercise any right to renew any lease or sublease of real property or acquire any interest in real property;

(v)	waive, release, grant, transfer, exercise, or modify or amend in any material respect, any existing material contractual rights in respect of any of the Properties; or

(vi)	enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(g)	the Company will not, and will not permit any of its Subsidiaries to, except in the ordinary course of business or pursuant to any existing written Contracts in effect on the date hereof, and except as is necessary to comply with applicable Laws:

(i)	amend the compensation in any form of any director of the Company or any of its Subsidiaries, Company Employee or Company Consultant;

(ii)	grant any general salary increase or fee, or pay any bonus profit sharing distribution or similar payment of any kind to any director of the Company or any of its Subsidiaries, Company Employee or Company Consultant other than the payment of salaries, fees and benefits in the ordinary course of business as disclosed in Section 4.1(g)(ii) of the Company Disclosure Letter;

(iii)	take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay to (or amend any existing arrangement with) any director of the Company or any of its Subsidiaries, Company Employee or Company Consultant;

(iv)	enter into or modify any employment or consulting agreement with any director of the Company or any of its Subsidiaries, Company Employee or Company Consultant;

(v)	terminate the employment or consulting arrangement of any senior management employees (including the Company Senior Management) (as determined under applicable Law);

(vi)	amend any benefits payable under the Company or any of its Subsidiaries current severance or termination pay policies;

(vii)	adopt or amend or make any contribution to or any award under the Stock Option Plan, the Equity Incentive Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation, Employee Plan or other similar plan, agreement, trust, fund or arrangement; or

(viii)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Stock Option Plan or the Equity Incentive Plan, except in accordance with its terms as contemplated herein;

(h)	the Company will not, and will not permit any of its Subsidiaries to, make any loan to any director of the Company or any of its Subsidiaries, Company Employee or Company Consultant;

(i)	the Company and its Subsidiaries will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(j)	the Company will, and will cause its Subsidiaries to, use commercially reasonable efforts to retain the services of its existing Company Employees (including the Company Senior Management) and Company Consultants until the Effective Time, and will promptly provide written notice to the Parent Purchaser of the resignation or termination of any such Company Employees or Company Consultants;

(k)	the Company will not, and will cause its Subsidiaries not to, make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(l)	the Company will, and will cause its Subsidiaries to, (i) duly and timely file all Returns required to be filed by the Company or any of its Subsidiaries on or after the date hereof and all such Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by the Company or any of its Subsidiaries to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and the Company will not, and will cause its Subsidiaries not to, (A) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements) (C) enter into any tax sharing, tax allocation or tax indemnification agreement, (D) make a request for a tax ruling to any Governmental Authority, (E) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment or (F) make or rescind any material Tax election or designation, amend, in any manner adverse to the Company, any Tax Return, or take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice, except as may be required by applicable Laws;

(m)	the Company will not knowingly, and will cause its Subsidiaries not to knowingly, undertake or participate in any transactions (other than the implementation and fulfillment of the transactions contemplated in this Agreement and the Plan of Arrangement and actions taken in the ordinary course of business), that would or would reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to the Purchaser or its successors or assigns in respect of non-depreciable capital property owned by the Company or its Subsidiaries on the Effective Date;

(n)	the Company will not, and will cause its Subsidiaries not to, settle or compromise any action, claim or other Proceeding (“Litigation”) (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(o)	the Company will not, and will cause its Subsidiaries not to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, or to enforce the terms of this Agreement or the Confidentiality Agreement);

(p)	the Company will not, and will cause its Subsidiaries not to, enter into or renew any Contract (i) containing (A) any limitation or restriction on the ability of the Company or any of its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Parent or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or any of its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Parent or any of its affiliates, is or would be conducted or (C) any limit or restriction on the ability of the Company or any of its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Parent or any of its affiliates, to solicit customers or employees, or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(q)	the Company will not, and will cause its Subsidiaries not to, take any action which would render, or which reasonably may be expected to render, any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made;

(r)	the Company shall not initiate any discussions, negotiations or filings with any Governmental Authority regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement), without the prior written consent of the Parent and the Purchaser, such consent not to be unreasonably withheld, and further agrees to provide the Parent and the Purchaser with immediate notice of any material communication (whether written or oral) from a Governmental Authority, including a copy of any written communication; and

(s)	the Company and its Subsidiaries will not agree, announce, resolve, authorize or commit to do or undertake any action prohibited by this Section 4.1.

Section 4.2	Covenants of the Parent Regarding the Conduct of Business

(1)	The Parent covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless (i) the Company consents in writing, (ii) expressly permitted or specifically contemplated by this Agreement, or (iii) otherwise required by applicable Law:

(a)	the Parent will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, goodwill and business relationships consistent with past practice; and

(b)	the Parent will not, directly or indirectly:

(i)	amend or propose to amend its articles, certificate of incorporation, by-laws or other constating documents or the terms of any its securities;

(ii)	split, combine or reclassify any outstanding Parent Shares;

(iii)	redeem, purchase or offer to purchase any Parent Shares or other securities of Parent;

(iv)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Parent Shares other than in the ordinary course of business and consistent with the Parent’s past practice;

(v)	reorganize, amalgamate or merge Parent or any of its Subsidiaries with any other Person;

(vi)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Parent or any of its Subsidiaries;

(vii)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent to consummate the Arrangement; or

(viii)	announce, resolve, authorize or commit to do or undertake any action prohibited by this Section 4.2.

Section 4.3	Access to Information

Subject to compliance with applicable Laws and the terms of any existing Contracts, the Company will afford to the Parent and the Purchaser and their respective Representatives until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Company Diligence Information and reasonable access during normal business hours and upon giving reasonable notice to the Company, to the Company’s and its Subsidiaries’ businesses, properties, books and records and such other data and information as the Parent or the Purchaser may reasonably request, as well as to its management personnel, subject however to such access not interfering with the ordinary conduct of the business of the Company or any of its Subsidiaries. Subject to compliance with applicable Laws and such requests not materially interfering with the ordinary conduct of the business of the Company, the Company and its Subsidiaries will also make available to the Parent and the Purchaser and their respective Representatives information reasonably requested by the Parent or the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Company, the Parent and the Purchaser and their affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, the Parent acknowledges that all information provided to it under this Section 4.2, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement.

Section 4.4	Pre-Acquisition Reorganization

(1)	Subject to Section 4.4(2), the Company agrees that, upon the reasonable request of the Parent or the Purchaser, the Company shall use commercially reasonable efforts to (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Parent or the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with the Parent and the Purchaser and their respective advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2)	The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.4(1) unless such Pre-Acquisition Reorganization, in the sole and reasonable discretion of the Company:

(a)	is effected as closely as is reasonably practicable to the Effective Time, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company in any material manner;

(b)	is not prejudicial to the Company or the Shareholders or holders of RSUs or DSUs in any material respect (including as a result of the imposition of Taxes or any negative Tax consequences);

(c)	does not reduce or change the Consideration or impair the ability of the Company to consummate, and will not materially delay the consummation of, the Arrangement; and

(d)	does not require the Company to obtain the approval of the Shareholders and does not require the Company or any Subsidiary to obtain the consent of any third party (other than a Key Third Party Consent).

(3)	The Parent and the Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least fifteen (15) Business Days prior to the Effective Date. Upon receipt of such notice, the Company, the Parent and the Purchaser shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date.

(4)	The Parent and the Purchaser agree that they will be jointly and severally responsible for all costs, expenses (including legal expenses incurred by the Company and its Subsidiaries) and Taxes associated with any Pre-Acquisition Reorganization to be carried out at their respective request and shall indemnify and save harmless the Company, its Subsidiaries and their respective affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, Taxes, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization, or to reverse or unwind any Pre-Acquisition Reorganization or other steps taken pursuant to this Section 4.4, if after participating in any Pre-Acquisition Reorganization the Arrangement is not completed other than due to a wilful breach by the Company.

Section 4.5	Covenants of the Company Regarding the Arrangement

(1)	Subject to the terms and conditions of this Agreement, the Company will perform all obligations required to be performed by the Company under this Agreement, cooperate with the Parent and the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(a)	using its commercially reasonable efforts (i) to obtain all necessary authorizations, consents, waivers, approvals and agreements required to be obtained by the Company and any of its Subsidiaries from other parties to any Material Contracts in order to complete the Arrangement, and (ii) to assist the Parent and the Purchaser in obtaining all agreements and amendments or modifications to agreements as may be reasonably requested by the Parent and the Purchaser in connection with the Key Third Party Consents;

(b)	using its commercially reasonable best efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act; and

(c)	defending all lawsuits or other legal, regulatory or other Proceedings against the Company and any of its Subsidiaries challenging or affecting this Agreement or the completion of the Arrangement.

(2)	In the event that the Parent and the Purchaser conclude that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) whereby the Parent, Purchaser or its Affiliates would effectively acquire all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences (including tax treatment) to the Company and its Shareholders which are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), the Company agrees to support the completion of such Alternative Transaction in the same manner as the Arrangement and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

Section 4.6	Covenants of the Parent and the Purchaser Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Parent and the Purchaser will perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and other transactions contemplated hereby, including:

(a)	cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.5(1)(a), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Parent and the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(b)	using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(c)	using its commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement;

(d)	forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Plan of Arrangement; and

(e)	applying for and using commercially reasonable efforts to obtain conditional approval or equivalent of the listing and posting for trading on the NYSE American of the Consideration Shares, subject only to the satisfaction by the Parent of customary listing conditions of NYSE American.

Section 4.7               Mutual Covenants

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 hereof to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement, Interim Order and applicable Laws and cooperate with the other Parties in connection therewith, including using its commercially reasonable efforts to (i) obtain all authorizations, consents and approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Parties in connection with the performance by it of its obligations hereunder;

(b)	it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(c)	it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Arrangement.

Section 4.8	Resignations

The Company shall assist in effecting the resignations and mutual releases of each director and officer of the Company and each of its Subsidiaries to the extent requested by the Parent or the Purchaser and as at the Effective Time and causing any such persons to be replaced by persons identified by the Parent or the Purchaser as of the Effective Time.

Section 4.9	Indemnification and Insurance

(1)	The Parties agree that all rights to indemnification existing in favour of the present and former directors and officers of the Company and its Subsidiaries (each such present or former director or officer of the Company and its Subsidiaries being herein referred to as a “D&O Indemnified Party” and such persons collectively being referred to as the “D&O Indemnified Parties”) as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, which are listed in the Company Disclosure Letter and copies of which have been provided to the Parent and the Purchaser, and, as of the Effective Time, will survive and will continue in full force and effect and without modification, and the Company, its Subsidiaries and any successor to the Company or any of its Subsidiaries shall continue to honour such rights of indemnification and indemnify the D&O Indemnified Parties pursuant thereto, with respect to actions or omissions of the D&O Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(2)	Prior to the Effective Time, notwithstanding any other provision hereof, the Company may purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance, at a cost not exceeding 300% of the Company’s current annual aggregate premium for directors’ and officers’ liability policies currently maintained by the Company and its Subsidiaries, providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

Section 4.10	Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to the Shareholders and, if desired by the Parent, to the Parent’s shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), and the Company must not make any filing with any Governmental Authority (subject in each case to the Company’s overriding obligations to make any disclosure or filing required by Laws) with respect to this Agreement or the Arrangement without the consent of the Parent and the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, based on the written opinion of its outside legal counsel, is required to make disclosure by Law shall use its best efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties and their counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. For greater certainty, the foregoing shall not prevent any of the Parties from making internal announcements to employees and having discussions with Shareholders and financial analysts and other stakeholders so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Parties.

Article 5
ADDITIONAL AGREEMENTS

Section 5.1               Non-Solicitation

(1)	Except as expressly provided in this Article 5, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its or its Subsidiaries’ Representatives or otherwise, and shall not permit any such person to:

(a)	solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Board Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed Acquisition Proposal for a period of no more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner) following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1); or

(e)	accept or enter into (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(2)	The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of this Agreement with any person (other than the Parent and the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:

(a)	immediately discontinue access to and disclosure of all information regarding the Company or any of its Subsidiaries, including any data room and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

(b)	to the extent that such information has not previously been returned, within two (2) Business Days following the date hereof request, and exercise all rights it has to require, (i) the return or destruction of all copies of any confidential information regarding the Company of any of its Subsidiaries and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, in each case, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	The Company represents and warrants that in the last six months neither the Company, its Subsidiaries nor any of its or their respective Representatives has waived any confidentiality, standstill or similar agreement or restriction in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a Party, except to permit submissions of expressions of interest prior to the date of the Letter Agreement, and further covenants and agrees (i) that the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which the Company or any of its Subsidiaries is a party, and (ii) not release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting the Company or any of its Subsidiaries under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which the Company or any of its Subsidiaries is a party, without the prior written consent of the Parent and the Purchaser (which may be withheld or delayed in the Parent’s and Purchaser’s sole and absolute discretion) (it being acknowledged by the Parent and the Purchaser that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(3)).

Section 5.2	Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of its or their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company shall promptly notify the Parent and the Purchaser, at first orally, and then as soon as practicable and in any event within twenty-four (24) hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Parent and the Purchaser with copies of all material documents, material or correspondence or other material received in respect of, from or on behalf of any such persons and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the Parent or the Purchaser may reasonably request. The Company shall keep the Parent and the Purchaser fully informed on a current basis of the status of developments and, to the extent permitted by Section 5.3, discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Parent and the Purchaser copies of all material or correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence communicated to the Company by or on behalf of any person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3               Responding to an Acquisition Proposal

(1)	Notwithstanding Section 5.1, if at any time prior to obtaining the Shareholder Approval, the Company receives an unsolicited written Acquisition Proposal, the Company may (i) contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (ii) engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if, in the case of this clause (ii):

(a)	the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(b)	such person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries;

(c)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(d)	prior to providing any such copies, access, or disclosure, the Company enters into an Acceptable Confidentiality Agreement with such person, and any such copies, access or disclosure provided to such person shall have already been (or shall simultaneously be) provided to the Parent and the Purchaser; and

(e)	the Company promptly provides the Parent and the Purchaser with:

(i)	not later than 24 hours after providing any such copies, access or disclosure, the Company provides the Parent and the Purchaser with a true, complete and final executed copy of the Acceptable Confidentiality Agreement referred to in Section 5.3(1)(d); and

(ii)	any non-public information concerning the Company and its Subsidiaries provided to such other person which was not previously provided to the Parent and the Purchaser.

Section 5.4               Right to Match

(1)	If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Shareholders, the Board may, subject to compliance with Article 6 and Section 5.6, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries;

(b)	the Company did not breach any provision of this Article 5 in any material respect in connection with the preparation or making of such Acquisition Proposal;

(c)	the Company shall have delivered to the Parent and the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(d)	the Company shall have provided the Parent and the Purchaser a complete copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(e)	at least five (5) Business Days (the “Matching Period”) shall have elapsed from the date that is the later of the date on which the Parent and the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d);

(f)	during any Matching Period, the Parent and the Purchaser shall have had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Matching Period, the Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Parent and the Purchaser under Section 5.4(2)); and

(h)	prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 6.2(1)(c)(ii) [Superior Proposal] and pays the Termination Fee pursuant to Section 5.6.

(2)	During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Parent and the Purchaser under Section 5.4(1)(f) above to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Parent and the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Parent and the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Parent and the Purchaser, and the Parties shall amend this Agreement to reflect such offer made by the Parent and the Purchaser and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Parent and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Parent and the Purchaser received the Superior Proposal Notice and the date on which the Parent and the Purchaser received all of the materials set forth in Section 5.4(1)(d) with respect to the new Acquisition Proposal from the Company.

(4)	The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which the Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Parent and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Parent and its counsel.

(5)	If the Company provides a Superior Proposal Notice to the Parent and the Purchaser on a date that is less than ten (10) Business Days before the Meeting, the Company shall either proceed with or postpone the Meeting, as directed by and at the discretion of the Parent and the Purchaser, acting reasonably, to a date that is not more than ten (10) Business Days after the scheduled date of the Meeting, but in any event to a date that is not less than five (5) Business Days prior to the Outside Date.

(6)	Nothing contained in this Section 5.4 shall prohibit the Board from (a) responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal (which response complies with the terms, conditions, covenants and requirements set out in this Agreement); or (b) calling or holding a meeting of Shareholders validly and legally requisitioned by Shareholders in accordance with the OBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

Section 5.5               Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its and their respective Representatives of the prohibitions set out in this Article 5, and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or its or their respective Representatives shall be deemed to be a breach of this Article 5 by the Company.

Section 5.6               Termination Fees

(1)	Notwithstanding any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Parent the Termination Fee in accordance with Section 5.6(3) in consideration for the disposition by the Purchaser of its rights under this Agreement.

(2)	For the purposes of this Agreement, “Termination Fee” means US$1,000,000, and “Termination Fee Event” means the termination of this Agreement:

(a)	by the Parent or the Purchaser, pursuant to Section 6.2(1)(d)(ii) [Change in Board Recommendation];

(b)	by the Company, pursuant to Section 6.2(1)(c)(ii) [Superior Proposal];

(c)	by the Parent or the Purchaser pursuant to Section 6.2(1)(d)(i) [Material Breach of Non-Solicitation Provisions] ;or

(d)	by the Company, the Parent or the Purchaser pursuant to Section 6.2(1)(b)(i) [Failure to Obtain Shareholder Approval] or Section 6.2(1)(b)(iii) [Effective Time Not Occurring Prior to the Outside Date], or by the Parent or the Purchaser pursuant to Section 6.2(1)(d)(i) [Breach of Representations, Warranties or Covenants by the Company] arising from a wilful breach by the Company, if:

(i)	prior to:

(A)	in the case of such termination pursuant to Section 6.2(1)(b)(i) [Failure to Obtain Shareholder Approval], the date of the Meeting, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any person (other than the Parent or the Purchaser), or any person (other than the Parent or the Purchaser) shall have publicly announced an intention to make an Acquisition Proposal, and such Acquisition Proposal has not expired or been withdrawn at least three (3) Business Days prior to the Meeting; or

(B)	in the case of such termination pursuant to Section 6.2(1)(b)(iii) [Effective Time Not Occurring Prior to the Outside Date] or Section 6.2(1)(d)(i) [Breach of Representations, Warranties or Covenants by the Company], the date of such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any person (other than the Parent or the Purchaser), or any person (other than the Parent or the Purchaser) shall have publicly announced an intention to make an Acquisition Proposal and such Acquisition Proposal has not expired or been withdrawn;

and, in the case of either (A) or (B),

(ii)	within 12 months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in Section 5.6(2)(d)(i)) is consummated or effected, or (B) the Company, directly or indirectly, in one or more transactions, enters into a contract, other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3, in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in Section 5.6(2)(d)(i)), and such Acquisition Proposal is later consummated or effected (whether or not such Acquisition Proposal is later consummated or effected within 12 months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(3)	If a Termination Fee Event occurs due to a termination of this Agreement by the Company pursuant to Section 6.2(1)(c)(ii) [Superior Proposal], the Termination Fee shall be paid prior to or simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Parent or the Purchaser pursuant to Section 6.2(1)(d)(ii) [Change in Board Recommendation] or Section 6.2(1)(d)(iii) [Material Breach of Non-Solicitation Provisions], the Termination Fee shall be paid within two (2) Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 5.6(2)(d), the Termination Fee shall be paid on or prior to the consummation or closing of the Acquisition Proposal referred to therein. Any Termination Fee shall be paid by the Company to the Parent by wire transfer in immediately available funds to an account designated in writing by the Parent.

(4)	The Company acknowledges that the agreements contained in Section 5.6 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the Termination Fee set out in this Section 5.6 represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damage, and out-of-pocket expenditures, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the Termination Fee in full to the Parent pursuant to this Section 5.6 in the manner provided herein is the sole and exclusive remedy of the Parent and the Purchaser in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.6, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Parent and the Purchaser as a result of a wilful breach by the Company, and nothing contained in this Section 5.6 shall preclude the Parent or the Purchaser from seeking injunctive relief in accordance with Section 8.13 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

(5)	If the Company fails to pay any amount due pursuant to this Section 5.6, and, in order to obtain such payment, the Parent or the Purchaser, commences a Proceeding that results in a judgment against the Company for the payment set forth in this Section 5.6, the Company shall also pay to the Parent and the Purchaser their respective costs and expenses (including reasonable fees of counsel) in connection with such Proceeding, together with interest on such amount at the prime rate as published by the Daily Digest of the Bank of Canada in effect on the date such payment was required to be made through the date such payment was actually received.

Section 5.7               Expenses

(1)	All out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	Notwithstanding Section 5.7(1), and for greater certainty, the Parent or the Purchaser shall promptly pay or cause to be paid, following the Effective Date, all reasonable and documented outstanding fees and expenses payable by the Company to third parties (including the Company’s financial, legal, technical, accounting and tax advisors) in connection with this Agreement and the Arrangement and the transactions contemplated hereunder and thereunder.

(3)	The Company confirms that other than the fees disclosed in the Company Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Article 6
TERM AND TERMINATION

Section 6.1               Term

This Agreement shall be effective from the date hereof until the termination of this Agreement in accordance with its terms.

Section 6.2               Termination

(1)	This Agreement may be terminated prior to the Effective Time by;

(a)	the mutual written agreement of the Parties; or

(b)	the Company, the Parent or the Purchaser if:

(i)	the Arrangement Resolution is not approved by the Shareholders at the Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 6.2(1)(b)(i) if the failure to obtain the approval of the Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable; or

(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 6.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	the Company if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or the Purchaser under this Agreement occurs that would cause any condition in Section 7.1 or Section 7.2 not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.4 (provided that any wilful breach by the Parent or the Purchaser shall be deemed to be incurable), and provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 7.1 or Section 7.3 not to be satisfied;

(ii)	prior to the approval by the Shareholders of the Arrangement Resolution, the Board authorizes the Company to enter into a written agreement (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is not in breach of Article 5 and that prior to or concurrently with such termination the Company pays the Termination Fee in accordance with Section 5.6; or

(iii)	there has occurred, after the date hereof, a Parent Material Adverse Effect which is incapable of being cured on or prior to the Outside Date; or

(d)	the Parent or the Purchaser if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 7.2 or Section 7.3 not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 6.4 (provided that any wilful breach by the Company shall be deemed to be incurable), and provided that neither of the Parent or the Purchaser is then in breach of this Agreement so as to cause any condition in Section 7.1 or Section 7.2 not to be satisfied;

(ii)	prior to the approval by the Shareholders of the Arrangement Resolution, (A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner), (C) the Board accepts or enters into or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3), (D) the Board fails to publicly recommend or reaffirm the Board Recommendation within five (5) Business Days after having been requested in writing by the Parent and the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting),

(iii)	the Company breaches Article 5 in any material respect; or

(iv)	there has occurred, after the date, hereof a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

(2)	The Party desiring to terminate this Agreement pursuant to this Section 6.2 (other than pursuant to Section 6.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 6.3               Effect of Termination and Survival

If this Agreement is terminated by any Party pursuant to Section 6.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that:

(a)	the provisions of Section 2.10, Section 4.4(4), Section 5.6, Section 5.7, this Section 6.3 and Article 8 (other than Section 8.7) shall remain in full force and effect and shall survive such termination; and

(b)	none of the Parties shall be relieved or released from any liabilities or damages arising out of its wilful breach of any provision of this Agreement prior to any termination, in which case the non-breaching Party shall be entitled to all rights and remedies available at Law or in equity.

Section 6.4               Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 hereof or exercise any termination right arising therefrom, and no payments will be payable as a result of such election pursuant to Article 7, unless forthwith and in any event prior to the Outside Date the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of fifteen (15) Business Days from such notice. If such notice has been given prior to the date of the Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

Section 6.5               Notice of Breach

Each Party will give prompt notice to the other of the occurrence or failure to occur (in either case, actual, anticipated, contemplated or, to the knowledge of such Party, threatened), at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would reasonably be likely to (a) cause any of the representations or warranties of either Party contained herein to be untrue, misleading or inaccurate in any material respect on the date hereof or at the Effective Date; or (b) result in the failure to satisfy any conditions precedent set out Section 7.1, Section 7.2 and Section 7.3.

Article 7
CONDITIONS PRECEDENT

Section 7.1               Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the Purchaser, the Parent or the Company at any time:

(a)	the Arrangement Resolution will have been approved by the Shareholders at the Meeting in accordance with the Interim Order and applicable Laws;

(b)	each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company, the Parent and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to the Company, the Parent or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)	the necessary approval of the NYSE American will have been obtained in respect of the listing of the Consideration Shares;

(d)	no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

(e)	the Consideration Shares and other securities to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof, provided, however, that the Company shall be not entitled to the benefit of the conditions in this Section 7.1(e) and shall be deemed to have waived such condition in the event that the Company fails to advise the Court prior to the hearing in respect of the Interim Order that the Parent intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.9 and the Final Order shall reflect such reliance;

(f)	the distribution of the Consideration Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws; and

(g)	this Agreement shall not have been terminated in accordance with its terms.

Section 7.2               Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction, or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a)	the Parent and the Purchaser will have complied in all material respects with their respective obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Parent and the Purchaser in Section 3.2 will be true and correct (disregarding for this purpose all materiality or Parent Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have a Parent Material Adverse Effect or prevent or significantly impede or materially delay the completion of the Arrangement;

(c)	since the date hereof, there shall not have occurred a Parent Material Adverse Effect;

(d)	the Purchaser will have complied with its obligations under Section 2.8; and

(e)	the Company will have received a certificate of the Parent and the Purchaser signed by a senior officer of each of the Parent and the Purchaser and dated the Effective Date certifying that the conditions set out in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied, which certificate will cease to have any force and effect after the Effective Time.

Section 7.3               Additional Conditions Precedent to the Obligations of the Parent and the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction, or waiver by the Parent and the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Parent and the Purchaser and which may be waived by the Parent and the Purchaser at any time, in whole or in part, in their sole discretion and without prejudice to any other rights that the Parent or the Purchaser may have:

(a)	the Company will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of the Company in Section 3.1 will be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) at and as of the date hereof and the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have a Material Adverse Effect or prevent or significantly impede or materially delay the completion of the Arrangement;

(c)	since the date hereof, there shall not have occurred a Material Adverse Effect;

(d)	the Purchaser will have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Section 7.3(a), Section 7.3(b), Section 7.3(c) and Section 7.3(g) have been satisfied;

(e)	all of the Key Third Party Consents shall have been obtained on terms satisfactory to the Parent and the Purchaser, acting reasonably;

(f)	a title opinion in respect of the Material Property shall have been delivered to the Parent and the Purchaser from U.S. counsel to the Company in form and substance satisfactory to the Purchaser and the Parent, acting reasonably;

(g)	holders of not greater than ten percent (10%) of the outstanding Common Shares shall have exercised Dissent Rights that have not been withdrawn as of the Effective Date; and

(h)	there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any:

(i)	prohibition or restriction on the acquisition by the Parent or the Purchaser (or any of its affiliates) of any Common Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii)	prohibition or material limit on the ownership by the Parent or the Purchaser (or any of their affiliates) of the Company, any of its Subsidiaries or any material portion of its or their respective assets or businesses; or

(iii)	imposition of limitations on the ability of the Purchaser or Parent or any of their Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Common Shares, including the right to vote such Common Shares.

Section 7.4               Satisfaction of Conditions

The conditions precedent set out in Section 7.1, Section 7.2 and Section 7.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

Article 8
GENERAL

Section 8.1               Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by mail or electronic mail addressed to the recipient as follows:

(a)	if to the Parent or the Purchaser:

Gold Resource Corporation
2000 South Colorado Blvd.
Tower 1, Suite 10200
Denver, Colorado, USA 80222

Attention:        Allen Palmiere, CEO, President and Director
E-mail:             [***]

with a copy (which will not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400,
Toronto, Ontario
M5H 2T6

Attention:         Brian Graves
Email:               bgraves@fasken.com

(b)	if to the Company:

Aquila Resources Inc.
141 Adelaide Street West, Suite 520
Toronto, Ontario
M5H 3L5

Attention:        Guy Le Bel, President & CEO, Director
E-mail:             [***]

with a copy (which will not constitute notice) to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7

Attention:         Michael Partridge
Email:               mpartridge@goodmans.ca

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by electronic mail will be conclusively deemed to have been given on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

Section 8.2               Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties, provided that the Parent or Purchaser may assign all or part of its rights under this Agreement to, and their obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/ or assumption takes place, the Parent and the Purchaser shall continue to be liable joint and severally with such affiliates, as the case may be, for all of its obligations hereunder.

Section 8.3               Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

Section 8.4               Time of Essence

Time is of the essence of this Agreement.

Section 8.5               Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

Section 8.6               Entire Agreement

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement among the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, among the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement. The Parties also agree that the term of the Confidentiality Agreement will remain in full force and effect.

Section 8.7               Amendment

(1)	This Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Shareholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(c)	waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may (i) reduce or materially affect the Consideration to be received by the Shareholders under the Arrangement without their approval at the Meeting or, following the Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(2)	Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions of this Agreement and the Plan of Arrangement.

Section 8.8               Waiver and Modifications

Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

Section 8.9               Third Party Beneficiaries

(1)	Except as provided in Section 4.9 and Section 5.7(2) which, without limiting its terms, is intended as a stipulation for the benefit of the third persons mentioned in such provisions (such third persons referred to in this Section 8.9 as the “Covered Persons”) and except for the rights of the Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Notwithstanding the foregoing, each of the Parent and the Purchaser acknowledges to each of the Covered Persons their direct rights against it under Section 4.9 which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.10           Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Arrangement.

Section 8.11           Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

Section 8.12           Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.13           Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this, subject to Section 5.6(4), being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.14           No Personal Liability

(1)	No director, officer or employee of the Parent or the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(2)	No director, officer or employee of the Company will have any personal liability to the Parent or the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

Section 8.15           Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GOLD RESOURCE CORPORATION
By:	/s/ Allen Palmiere
	Name:	Allen Palmiere
	Title:	CEO, President and Director

GOLD RESOURCE ACQUISITION SUB, INC.
By:	/s/ Allen Palmiere
	Name:	Allen Palmiere
	Title:	CEO

AQUILA RESOURCES INC.
By:	/s/ Guy Le Bel
	Name:	Guy Le Bel
	Title:	President & CEO, Director

[Signature Page to Arrangement Agreement]

Schedule “A”

Form of Plan of Arrangement

PLAN OF ARRANGEMENT
UNDER SECTION 182 of THE BUSINESS CORPORATIONS ACT (ONTARIO)

Article 1
INTERPRETATION

Section 1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

“Arrangement” means an arrangement under the provisions of section 182 of the OBCA, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with Section 8.7 of the Arrangement Agreement or Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company, the Parent and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement made as of October 5, 2021 between the Company, the Parent and the Purchaser, including the schedules thereto, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be filed with the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company, the Parent and the Purchaser, each acting reasonably;

“Business Day” means a day other than a Saturday, a Sunday or any other day on which major banks are closed for business in Toronto, Ontario and Denver, Colorado;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Aquila Resources Inc., a corporation incorporated under the laws of the Province of Ontario;

“Consideration” means the consideration to be received by the Shareholders pursuant to the Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time, being 0.0399 of a Parent Share for each Common Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument or other right or obligation (whether written or oral) to which a Party or any of its Subsidiaries is a party or by which the Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means TSX Trust Company, or any other depositary or trust company, bank or financial institution as the Parent and Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably;

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

“Dissenting Shares” means the Common Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;

“Dissenting Shareholder” means a registered Shareholder who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder;

“DSUs” means deferred share units of the Company issued pursuant to, or governed by, the Equity Incentive Plan;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time as the Company, the Parent and the Purchaser may agree upon in writing;

“Equity Incentive Plan” means the equity incentive plan of the Company effective May 23, 2017;

“Final Order” means the final order of the Court approving the Arrangement under subsection 182(5)(f) of the OBCA, in form and substance acceptable to the Company, the Parent and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Company, the Parent and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment is acceptable to the Company, the Parent and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Former Shareholders” means the holders of Common Shares immediately prior to the time at which the steps set out at Section 3.1 occur;

“Governmental Authority” means any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, the NYSE American or any other stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court as contemplated by Section 2.2 of the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Parent Shares issued pursuant to the Arrangement, in form and substance acceptable to the Company, the Parent and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Company, the Parent and the Purchaser, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be sent to registered Shareholders for use in connection with the Arrangement;

“Liens” means any pledge, claim, lien, charge, option, encumbrance, hypothec, action, mortgage, security interest, lease, sublease, right of first refusal, superficies, servitude, royalty, levy, collateral securing the payment obligations of any Person, voting trust or agreement, transfer restriction under any shareholder or similar agreement or consent right, in each case, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing or with any similar effect whatsoever;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

“Notice of Dissent” means a notice of dissent duly and validly given by a registered Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

“NYSE American” means the NYSE American stock exchange;

“OBCA” means the Business Corporations Act (Ontario);

“Optionholder” means a holder of Options;

“Options” means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan and/or the Equity Incentive Plan;

“Parent” means Gold Resource Corporation, a corporation incorporated under the laws of the State of Colorado;

“Parent Shares” means the shares of common stock in the capital of the Parent;

“Parties” means the Company, the Parent and the Purchaser, and “Party” means any one of them;

“Plan of Arrangement” means this plan of arrangement as amended, modified or supplemented from time to time in accordance with Article 6 or at the direction of the Court in the Final Order, with the consent of the Company, the Parent and the Purchaser, each acting reasonably;

“Purchaser” means Gold Resource Acquisition Sub, Inc., a corporation incorporated under the laws of the State of Colorado;

“RSUs” means restricted share units of the Company issued pursuant to, or governed by, the Equity Incentive Plan;

“Shareholder” means a holder of Common Shares;

“Stock Option Plan” means the stock option plan of the Company, as approved by Shareholders on May 28, 2006 and most recently re-approved and ratified by Shareholders on June 25, 2013;

“Subsidiary” means, with respect to a specified entity, any:

(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

“TSX” means the Toronto Stock Exchange; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Section 1.2	Interpretation Not Affected by Headings, Certain Phrases, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation” and the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

Section 1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

Section 1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

Section 1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Section 1.7	Statutes

Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Article 2
EFFECT OF THE ARRANGEMENT

Section 2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective and be binding upon the Parent, the Purchaser, the Company, all registered holders and beneficial holders of Common Shares (including Dissenting Shares), Options, RSUs, and DSUs, the registrar and transfer agent of the Company, the Depositary and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.

Article 3

ARRANGEMENT

Section 3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time, without any further authorization, act or formality of or by the Company, the Parent, the Purchaser or any other Person:

(a)	notwithstanding the terms of the Equity Incentive Plan and any agreement relating to RSUs, each RSU outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such RSU shall be deemed to be assigned and transferred at the Effective Time to the Company and cancelled in exchange for a cash payment from the Company equal to the 5-day volume-weighted average price of the Common Shares on the TSX as of the close of trading on the second trading day preceding the Effective Date, less any amounts withheld pursuant to Section 5.3, and each holder of RSUs shall cease to be a holder thereof and such holder’s name shall be removed from the register of RSUs;

(b)	notwithstanding the terms of the Equity Incentive Plan and any agreement relating to DSUs, each DSU outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, and such DSU shall be deemed to be assigned and transferred at the Effective Time to the Company and cancelled in exchange for a cash payment from the Company equal to the 5-day volume-weighted average price of the Common Shares on the TSX as of the close of trading on the second trading day preceding the Effective Date, less any amounts withheld pursuant to Section 5.3, and each holder of DSUs shall cease to be a holder thereof and such holder’s name shall be removed from the register of DSUs;

(c)	notwithstanding the terms of the Stock Option Plan, the terms of the Equity Incentive Plan and any agreement relating to Options, each Option outstanding at the Effective Time, whether vested or unvested, shall cease to represent an option or other right to acquire Common Shares and shall be surrendered and cancelled at the Effective Time without any payment in respect thereof and the name of each holder of Options shall be removed from the register of Options;

(d)	the Equity Incentive Plan, the Stock Option Plan, and all agreements relating to RSUs, DSUs and Options shall be terminated and shall be of no further force and effect, and the holders of DSUs and holders of RSUs shall thereafter only have the right to receive the consideration to which they are entitled pursuant to this Section 3.1 in the manner specified in this Section 3.1;

(e)	each of the Common Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 4, and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Common Shares and shall cease to have any rights as holders of such Common Shares other than the right to be paid fair value by the Purchaser for such Common Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Common Shares from the register of Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee and the holder of such Common Shares (free and clear of all Liens) and shall be entered as the holder of such Common Shares in the register of the Common Shares maintained by or on behalf of the Company;

(f)	each outstanding Common Share (other than Common Shares held by any Dissenting Shareholders) shall, without further act or formality by or on behalf of a holder of Common Shares, be irrevocably assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the Consideration, and:

(i)	the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to receive the Consideration from the Purchaser in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee and the holder of such Common Shares (free and clear of all Liens) and shall be entered as the holder of such Common Shares in the register of the Common Shares maintained by or on behalf of the Company.

Section 3.2	Deposit Rules and Procedures

(1)	Following the receipt of the Final Order and not later than the Effective Date, the Purchaser shall deliver or arrange to be delivered into escrow with the Depositary the Parent Shares required to be issued to Former Shareholders in accordance with the provisions of Section 3.1(f), which shall be held by the Depositary as agent and nominee for such Former Shareholders for distribution to such Former Shareholders (or, for greater certainty, to give effect to any withholding or remittance obligations in respect of taxes pursuant to Section 5.3) in accordance with the provisions of Article 5 hereof.

(2)	Following the receipt of the Final Order and not later than the Effective Date, the Purchaser shall deposit or arrange to be deposited into escrow with the Depositary a sufficient cash amount to satisfy the aggregate consideration payable by the Company to the holders of RSUs and DSUs in accordance with the provisions of Section 3.1(a) and Section 3.1(b).

(3)	Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered Former Shareholder together with certificates representing Common Shares and such other documents as the Depositary may require, Former Shareholders shall be entitled to receive the Parent Shares to which they are entitled pursuant to Section 3.1(f).

Section 3.3	No Fractional Shares

In no event shall any holder of Common Shares be entitled to a fractional Parent Share. Where the aggregate number of Parent Shares to be issued to a Person as consideration under or as a result of this Arrangement would result in a fraction of a Parent Share being issuable, the number of Parent Shares to be received by such securityholder shall be rounded down to the nearest whole Parent Share and no Person will be entitled to any compensation in respect of a fractional Parent Share.

Section 3.4	U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, the Parent, the Purchaser and the Company agree that this Plan of Arrangement will be carried out with the intention that all Parent Shares issued to Former Shareholders on completion of this Plan of Arrangement will be issued by the Parent in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof.

Article 4
DISSENT RIGHTS

Section 4.1	Rights of Dissent

Registered Shareholders may exercise dissent rights with respect to the Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA, as modified by the Interim Order and this Section 4.1, provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution contemplated by subsection 185(6) of the OBCA must be sent to and received by the Company no later than 5:00 p.m. (Toronto time) at least two (2) Business Days before the Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 3.1(e) and if they:

(a)	ultimately are entitled to be paid fair value for such Common Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(e)); (ii) shall be entitled to be paid the fair value of such Common Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares.

Section 4.2	Recognition of Dissenting Shareholders

(a)	In no circumstances shall the Purchaser, the Parent, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Purchaser or the Company or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(e), and the names of such Dissenting Shareholders shall be removed from the registers of holders of the Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(e) occurs. In addition to any other restrictions under section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Optionholders; (ii) holders of RSUs; (iii) holders of DSUs; and (iv) Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares).

Article 5
CERTIFICATES AND PAYMENTS

Section 5.1	Payment of Consideration

(1)	As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate or the delivery of a direct registration statement that immediately prior to the Effective Time represented outstanding Common Shares (other than Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Former Shareholders represented by such surrendered certificate or the delivery of a direct registration statement, as applicable, shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, the Parent Shares that such holder is entitled to receive in accordance with Section 3.1(f), less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(2)	Until surrendered as contemplated by this Section 5.1, each certificate or direct registration statement, as applicable, which immediately prior to the Effective Time represented Common Shares (other than Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed after the Effective Time to represent only the right to receive from the Depositary the Parent Shares that the holder of such Common Shares is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.3. Any certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company, the Parent or the Purchaser. On such date, all certificates representing the Common Shares shall be deemed to have been surrendered to the Purchaser and consideration to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been surrendered to the Purchaser or any successor thereof for no consideration.

(3)	On the Effective Date, the Depositary shall pay (or cause to be paid) the amounts to be paid to the holders of RSUs and the holders of DSUs, in the manner contemplated in Section 3.1(a) and Section 3.1(b), respectively, and in the Arrangement Agreement, less any amounts withheld pursuant to Section 5.3.

(4)	Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment of consideration hereunder that remains outstanding on the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for the Common Shares, Options, RSUs DSUs, as applicable, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Company or the Purchaser, as applicable, or any successor thereof for no consideration.

(5)	Following the Effective Time, no holder of Common Shares, Options, RSUs or DSUs shall be entitled to receive any consideration or entitlement with respect to such Common Shares, Options, RSUs or DSUs, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement, in each case subject to Section 5.3, and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

(6)	All dividends and distributions made after the Effective Time with respect to any Parent Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary as agent and bare trustee for the registered holder of such Parent Shares. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder is entitled, net of any applicable withholding and other taxes.

Section 5.2	Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares which were exchanged or transferred in accordance with Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Common Shares, the Depositary will deliver to such Person in exchange for such lost, stolen or destroyed certificate, the Parent Shares which the former holder of such Common Shares is entitled to receive pursuant to Section 3.1 in accordance with such holder’s Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Common Shares will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Parent, the Purchaser and the Depositary (each acting reasonably) in such sum as the Parent, the Purchaser and the Depositary may direct, or otherwise indemnify the Company, the Parent, the Purchaser and the Depositary in a manner satisfactory to the Parent, the Purchaser and the Depositary (each acting reasonably) against any claim that may be made against the Company, the Parent, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.3	Withholding Rights

The Company, the Parent, the Purchaser and the Depositary shall be entitled to deduct or withhold from any consideration or amount otherwise payable or deliverable to any Shareholder, any holder of RSUs or any holder of DSUs under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Article 4), such amounts as the Company, the Parent, the Purchaser or the Depositary, as the case may be, may reasonably determine is required to be deducted and withheld with respect to such payment under any provision of Laws in respect of Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder, holder of RSUs, or holder of DSUs, as applicable, in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority. Each of the Company, the Parent, the Purchaser and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Parent Shares payable as Consideration as is necessary to provide sufficient funds to the Company, the Parent, the Purchaser or the Depositary, as applicable, to enable it to implement such deduction or withholding, and the Company, the Parent, the Purchaser or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale. Any sale will be made at prevailing market prices and none of the Company, the Parent, the Purchaser or the Depositary shall be under any obligation to obtain or indemnify any Shareholder in respect of a particular price for the Parent Shares so sold.

Section 5.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 5.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, RSUs, DSUs and Options issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Common Shares (including Dissenting Shares), RSUs, DSUs and Options and the Company, the Parent, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, RSUs, DSUs and Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 6
AMENDMENTS

Section 6.1	Amendments to Plan of Arrangement

(1)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company, the Parent and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders, Optionholders, holders of RSUs and holders of DSUs if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, the Parent or the Purchaser at any time prior to the Meeting (provided that the other Parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Company, the Parent and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser or the Parent, provided that it concerns a matter which, in the reasonable opinion of such Party, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interest (including tax consequences) of any Former Shareholder or any former holder of Options, RSUs or DSUs.

Article 7
FURTHER ASSURANCES

Section 7.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company, the Parent and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule “B”

Arrangement Resolution

RESOLUTION OF THE SHAREHOLDERS
OF AQUILA RESOURCES INC.
(the “Company”)

BE IT RESOLVED THAT:

(1)	The arrangement (as it may be modified or amended, the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (“OBCA”) involving the Company and its shareholders, all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the “Plan of Arrangement”) attached as Appendix [●] to the Management Information Circular of the Company dated [●], 2021 (the “Information Circular”), is hereby authorized, approved and agreed to.

(2)	The Arrangement Agreement dated as of October 5, 2021 among the Company, Gold Resource Corporation and Gold Resource Acquisition Sub, Inc. as it may be amended from time to time (the “Arrangement Agreement”), the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

(3)	The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Information Circular).

(4)	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Company are hereby authorized and empowered without further approval of any shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

(5)	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

(6)	Any one director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such acts or things.